Exhibit 99.2
Itau.cl Itaú Chile Itauchile itauchile Management Discussion & Analysis and Complete Balance sheet & income statements 3Q23

(This page was intentionally left blank)

3 Itaú 5 21 23 25 45 35 51 54 Additional Information Complete Balance sheet & income statements 62 Report of Independent Auditors Table of Contents Management Discussion & Analysis Income Statement and Balance Sheet Analysis Managerial results - Breakdown by country Managerial results - Breakdown for Chile Managerial results - Breakdown for Colombia Consolidated Balance Sheet Risk and Capital Management Access here 7 Executive Summary

(This page was intentionally left blank)

Management Discussion & Analysis

6 Itaú This report is based on Itaú’s reviewed financial statements for 3Q23, 2Q23 and 3Q22 prepared in accordance with the Compendium of Accounting Standards issued by the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of September 30 2023 of Ch$891.33 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or “SF”). Certain figures included in this Quarterly Report for the three months ended September 30, 2023 and 2022, for the three months ended June 30, 2023 and for the twelve-month periods ended September 30, 2023 and 2022 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consoli-dated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000).

Executive Summary 01 Management Discussion & Analysis and Complete Balance sheet & income statements

Management Discussion & Analysis | Executive Summary

Competitive Environment

Itaú operates in the financial market registering its headquarters in Chile, complemented by its operations in Colombia and Panama, a branch in New York and a representative office in Lima, Peru. It seeks to offer its clients a complete set of financial solutions that include credit products, investment, insurance, among other financial services, complemented by a multichannel service model covering the provision of physical and digital branches, as well as mobile channels (APP and web).

Financial Industry[1]

Loan growth


Commercial
53.6%
Consumer
12.2%
Mortgage
34.2%

Loans

Ch$ 228.8 trillion

▲ +1.1% (3Q23/2Q23)

▲ +2.2% (3Q23/3Q22)

Liabilities growth


Deposits and other demand liabilities
18.3%
Time deposits
31.2%
Other financial liabilities
31.2%
Bonds
19.3%

Liabilities

Ch$ 343.0 trillion

▲ +0.8% (3Q23/2Q23)

▼ -3.4% (3Q23/3Q22)

At the end of the third quarter of 2023, the financial system in Chile reached a total of Ch$228.8 billion (excluding Itaú's operations in Colombia and BCI's operations in Florida), representing a growth of 1.1% compared to the previous quarter, which considers a growth of 1.5% in commercial portfolio and expansions of 0.6% in consumer and mortgage. Meanwhile, compared to the same period in 2022, the system registered a growth of 2.2%, a variation that considers increases of 7.4% in housing and 5.0% in consumption and a decrease of 1.4% in commercial loans, accentuating the downward trend in the growth rate of the loan portfolio at the industry level.

With respect to the composition of the portfolio, 53.6% of the total is explained by commercial loans, mortgage accounts for 34.2% of the total portfolio and consumer represents 12.2%. On the other hand, in the 12-month comparison, the greater presence of the mortgage portfolio in the composition of the system's total placements stands out, which went from accounting for 32.5% of the total to 34.2% in 2023.

Regarding the liabilities portfolio, the industry totaled Ch$343.0 billion, representing an increase of 0.8% compared to the previous quarter and a decrease of 3.4% compared to 3Q22. In relation to the composition of the portfolio, there were no significant movements compared to the previous quarter, while in the 12-month comparison, the decrease in the volume of demand deposits and an increase in time deposits stand out.

Itaú Chile achieved a market share of 9.9% in its total loan portfolio, 11.1% in commercial loans, 8.7% in consumer loans and 8.4% in mortgage, totaling a growth of 5bp in total share compared to what was observed at the end of the previous quarter. However, consumer credits showed a 7bp decrease compared to July 2023, while accumulating a 50bp gain in market share over the past 12 months.

In terms of performance in liabilities, Itaú showed a 3bp improvement in its market share (9.33%), mainly due by a higher share of demand deposits and term deposits. On the other hand, compared to the same quarter of 2022, Itaú's market share totaled an increase of 11bp, explained by a greater presence in bonds.

Itaú 8

9 Itaú Management Discussion & Analysis Executive Summary Balance Sheet Competitive Environment Macroeconomic scenario 13.70% 12.80% 11.10% 7.60% 5.10% Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 10.75% 11.25% 11.25% 11.25% 9.50% Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 CPI (12months) TPM Performance Balance Sheet Results The monthly activity dynamics was volatile in 3Q23, reflecting occasional transitory shocks. However, the general trend broadly supports the view that the economy has bottomed out. While we expect falling inflation and lower interest rates to lead to a gradual improvement in the activity backdrop, the external environment has become increasingly challenging due to tightening global financial conditions and concerns about China's growth prospects, while the labor market is showing clearer signs of easing. The disinflation process continues, but upward pressures are looming. Consumer prices rose 0.7% from August to September. The recent rise in global oil prices and the significant depreciation of the CLP should slow down price disinflation in the near term. Core inflation fell by 0.8 pps to 6.6%. Inflation during 3Q23 was below the central bank's estimates. September's MPI showed an overall forecast of 5.8% in the quarter (5.6% effective) and 7.8% for core inflation (7.5% effective). During 3Q23, the Central Bank of Chile kicked off the easing cycle with a surprise 100 basis point cut to 10.25% and followed it up with a 75 basis point cut to 9.5% in September. The odds of a larger 100 bps cut look low in the near term, while global events could lead to a smaller 50 bps cut. In terms of the fiscal and political scenario, the 2024 budget will see higher-than-expected growth in expenditures. The 2024 budget calls for real spending growth of 3.5%, slightly above our forecast of 3% and above the 2.2% forecast for this year. The Ministry of Finance projects a larger deficit of 2.3% of GDP for this year (from 1.9% previously), with a slight consolidation in 2024 to a deficit of 1.9%. Gross public debt is expected to increase from about 38% of GDP in 2023 to 41.1% in 2024. Negotiations in Congress may adjust the composition of the budget, but they could not increase overall spending. Low growth and mounting pressures on social spending are likely to erode fiscal metrics over time and increase the odds of a sovereign rating downgrade in the medium term, as noted in Fitch’s statements. Meanwhile, the vote on a new constitutional proposal has focused on ideological differences. The plenary of the Constitutional Council voted on the content of the charter, following the modifications made to the text prepared by experts. The conservative majority has managed to push through several proposals (including the right to choose between a private and public health system, an individually funded pension system). The approved content undergoes a peer review process before the final draft scheduled for 7 Novem-ber, with a referendum set for Dec. 17. Expectations We expect GDP to contract by 0.3% this year, with a gradual and sequential improvement towards the end of the year, driven by lower interest rates, falling inflation, and a marginal improvement in consumer and business confidence. For next year, we expect GDP growth to be below potential of 1.5%, as the weakening global backdrop, tighter financial conditions and rising average inflation hamper domestic dynamics. The depreciation of the Chilean peso and rising global oil prices will lead to higher inflationary pressures in the short term. Our forecast for the end of the year stands at 4.1%. Expectations of a slower disinflation path during 1H24 lead us to expect a rate of 3.1% by 2024. More aggressive interest rate guidance from the Fed, risk-off sentiment, and higher near-term inflationary pressures indicate a more moderate rate-cut path during 1H24, after which we continue to expect rates to end this year at 8.0%, reaching 5.0% in 2024.

10 Itaú Management Discussion & Analysis Executive Summary Competitive Environment Macroeconomic scenario CPI (12months) TPM Performance Results After weak growth in 2Q23, activity continued to weaken in 3Q23. The coincident activity indicator (ISE) fell 0.7% from June to July and indications point to a further correction in 3Q23. While the labor market continues to evolve favorably (generally responding with a lag to the business cycle), high inflation, rising trade interest rates, weakening exports, and deteriorating business confidence point to weaker activity dynamics to persist in the future. Measures to address liquidity constraints in the financial system, coupled with a global risk-off sentiment, led to a weakening of the Colombian peso during the latter part of 3Q23 (closing the quarter at COP 4,078/dollar), reversing the appreciation recorded during the latter part of 2Q23 and early 3Q23 (ending July at COP 3,891). Annual inflation continues to fall slowly. Annual inflation fell 44 basis points from August to September, reaching 10.99%, but is still not significantly lower than the peak of 13.34% recorded in March. The Central Bank's board opted to keep rates at 13.25% in September, but two of the seven board members favored a 25basis point cut. The overall message from Governor Villar and Finance Minister Bonilla at the press conference was different. The former was in the more conservative camp, favoring the accumulation of more information confirming a downward trend in inflation to avoid a policy error (a position held by the majority of the board). For its part, the latter showed a preference for starting the cycle early, stating that the slower-than-expected decline in inflation is partly due to the reduction in the fuel subsidy, and that, in general, there are clear signs of a downward trend in inflation and growing signs of economic slow-down. Political context: A Datexco opinion poll showed that President Petro’s approval rating remained at 30% during the third week of September, while the disapproval rate rose slightly to 63%, the highest level since he took office. The president encouraged peaceful social demonstrations in Septem-ber, seeking to garner support for the government’s reform agenda. All focus is on the regional elections at the month’s end, in which polls show non-ruling-party candidates leading in major cities. The results could determine the direction in which Congress progresses; either to work with the govern-ment on its reform agenda, or to adopt a hard opposition stance and take over the lawmaking agenda. Expectations Inflation and average interest rates lead us to expect GDP growth of 1.4% by 2024, closing at 1.0% this year. Considering a slower disinflation trajectory, given the pressures of indexed utility prices, increases in fuels, and food price pressures stemming from 'El Niño', we expect inflation of 9.5% by the end of 2023, while for 2024, the expected partial increase in diesel prices and higher indexation pressures led us to an estimate of 4.8%. The gradual convergence of inflation and the growing weakness of domestic demand suggest that the Central Bank Board will choose to gradually lower rates in the coming months. The timing of the start of the cycle remains unclear, however, the expectation is focused on a 25 basis point cut later this month or a 50 basis point cut in December. While the evolution of inflation expectations in the next central bank survey is likely to play a key role, for now we envision an interest rate of 12.75% by the end of 2023, reaching 7.5% next year (still well above the nominal neutral rate of around 5%). 11.44% 13.12% 13.34% 12.13% 10.99% Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 10.00% 12.00% 13.00% 13.25% 13.25% Sep-22 Dec-22 Mar-23 Jun-23 Sep-23

Management Discussion & Analysis | Executive Summary
Itaú

Itaú **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 12, 13 and 14 of this report for further details on our managerial model.

Financial **Highlights**

Below we present the **consolidated managerial and operating information** of Itaú for the three months ended September 30, 2023 and 2022, for the three months ended June 30, 2023 and as of September 30, 2023 and 2022.

	In Ch$ million (except where indicated), end of period	3Q23	2Q23	3Q22	9M23	9M22
Results	Recurring Net Income	70,910	147,982	117,107	297,655	373,321
	Operating Revenues [1]	340,920	400,846	374,370	1,079,049	1,064,450
	Managerial Financial Margin	295,246	300,814	323,048	884,506	918,355
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	0.7%	1.5%	1.2%	1.0%	1.3%
	Recurring Return on Tangible Avg. equity (RoTAE)	9.2%	20.2%	17.2%	13.5%	18.5%
	Recurring Return on Avg. assets (RoAA) [2]	0.6%	1.4%	1.1%	0.9%	1.2%
	Recurring Return on Avg. equity (RoAE) [2,5]	7.3%	16.4%	13.9%	10.8%	14.6%
	Risk Index (Loan loss allowances / Total loans)	3.5%	3.3%	2.8%	3.5%	2.8%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.1%	2.0%	2.1%	2.1%	2.1%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	2.0%	1.9%	1.9%	2.0%	1.9%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	3.0%	2.9%	2.9%	3.0%	2.9%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	135.3%	137.6%	134.2%	135.3%	134.2%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	51.6%	41.6%	47.8%	47.1%	47.3%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	75.6%	59.3%	72.0%	69.8%	66.9%
Balance Sheet	Total Assets	42,262,634	40,578,311	42,171,663		
	Gross Total Credit Portfolio	27,435,607	26,480,336	27,328,200		
	Total Deposits	18,951,746	18,194,529	18,499,888		
	Loan Portfolio / Total Deposits	144,8%	145,5%	147,7%		
	Shareholders Equity	3,627,397	3,532,317	3,310,658		
	Tangible Equity [4]	3,115,664	3,016,625	2,782,682		
Other	Headcount [7]	7,231	7,295	7,740		
	Chile	4,982	5,048	5,298		
	Colombia	2,249	2,247	2,442		
	Branches [8]	229	248	255		
	Chile	166	179	177		
	Colombia	63	69	78		
	ATM – Automated Teller Machines	249	258	460		
	Chile	146	152	358		
	Colombia	103	106	102		

Notes: (1) Operating Revenues = Managerial Financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 49 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú
11

Management Discussion & Analysis | Executive Summary
Itaú

	In Ch$ million (except where indicated), end of period	3Q23	2Q23	3Q22	9M23	9M22
Highlights	Total Outstanding shares (millions)	216,3	216,3	973,517,9	216,3	973,517,9
	Book Value per share (Ch$)[1]	16,767,3	16,327,8	15,303,2	16,767,3	15,303,2
	Diluted Recurring Earnings per share (Ch$)[1]	327,8	684,0	541,3	1,375,9	1,725,6
	Accounting Diluted Earnings per share (Ch$)[1]	301,8	653,2	522,3	1,300,6	1,638,5
	Diluted Recurring Earnings per ADR (US$)[1]	0,12	0,28	0,19	0,56	0,65
	Accounting Diluted Earnings per ADR (US$)[1]	0,11	0,27	0,18	0,53	0,61
	Dividend (Ch$ million)	n.a.	n.a.	n.a.	130,123	83,342
	Dividend per share (Ch$)[1]	n.a.	n.a.	n.a.	601,5	385,2
	Market capitalization (Ch$ billion)[1]	1,854,4	1,860,5	1,784,5	1,854,4	1,784,5
	Market capitalization (US$ billion)[1]	2,08	2,32	1,85	2,08	1,85
	Solvency Ratio - BIS Ratio[2]	15,26%	15,65%	14,89%	15,26%	14,89%
	Shareholders' equity / Total assets	8,58%	8,70%	7,85%	8,58%	7,85%
	Shareholders' equity / Total liabilities	9,39%	9,54%	8,52%	9,39%	8,52%
Indicators	Ch$ exchange rate for US$1.0	891,33	802,46	965,75	891,33	965,75
	COP exchange rate for Ch$1.0	0,2205	0,1919	0,2099	0,2205	0,2099
	Monetary Policy Interest Rate - Chile[3]	9,50%	11,25%	10,75%	9,50%	10,75%
	Monetary Policy Interest Rate - Colombia[3]	13,25%	13,25%	10,00%	13,25%	10,00%
	Quarterly UF variation - Chile[4]	0,30%	1,44%	3,50%	3,06%	10,08%
	Quarterly CPI variation - Chile	1,20%	0,20%	3,50%	3,20%	10,40%
	Quarterly CPI variation - Colombia	1,74%	1,51%	2,76%	7,74%	9,66%

Notes: **(1)** For comparability purposes, the calculations were retroactively adjusted to reflect the reverse stock split materialized on M ay 26, 2023. **(2)** BIS Ratio= Regulatory capital / RWA, according to CMF current definitions. **(3)** End of each period. **(4)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts.

The monitoring and management of Itaú's performance is carried out through the monitoring of critical financial indicators such as its level of Efficiency, delinquency rates, RoTE and return on capital, among others, which are analyzed in detail in this quarterly disclosure document.

Regarding the measurement of "non-financial" indicators, Itaú continuously monitors key variables within the framework of its vision as a leading bank in sustainable performance and customer satisfaction, highlighting the measurements of NPS (Net Promoter Score, adopted since 2019), staff turnover rates, gender composition, climate measurements, shared value and social impact, among others; indicators that are presented and analyzed on a recurring basis in the annual disclosures of the Bank's Annual Report (see details in Annual Report 2022 available in https://s2.q4cdn.com/476556808/files/doc_financials/2022/ar/ITCB-Memoria-Integrada-Annual-2022.pdf)

Itaú
12

Management Discussion & Analysis | Executive Summary
Itaú

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$70,910 million in the third quarter of 2023, compared to an accounting net income of Ch$65,290 million for the same period, as non-recurring items are being subtracted. Figures are presented in the following table:

Non-Recurring Events

In Ch$ million		3Q23	2Q22	3Q22	9M23	9M22
Net Income Attributable to Shareholders (Accounting)		65,290	141,302	112,982	281,375	354,467
Non-Recurring Events		5,619	6,680	4,124	16,280	18,855
(a)	Transaction Costs	-	-	2	-	1,644
(b)	Amortization/impairment of intangible generated through business combinations	5,424	5,424	5,424	16,271	16,271
(c)	Provisions for restructuring	(1,250)	3,701	-	2,451	-
(d)	Other Costs	3,523	26	224	3,579	9,163
	Tax Effects	(2,078)	(2,471)	(1,525)	(6,021)	(8,223)
Recurring Net Income Attributable to Shareholders (Managerial)		70,910	147,982	117,107	297,655	373,321

Events that we have considered as non-recurring correspond to:

(a) **Transaction Costs:** Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) **Amortization/impairment of intangible generated through business combinations:** Amortization of intangibles arising from business combination, such as customer relationships.

(c) **Provisions for restructuring:** Costs related to the optimization of the physical infrastructure in Chile and to the operational and digital transformation in Colombia.

(d) **Other Costs:** Non-recurring results associated with discontinued activities and capital transactions of the Bank.

Itaú
13

Management Discussion & Analysis | Executive Summary
Itaú

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by breaking down commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affect the breakdon of our income statement but do not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad, originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions, the provisions for assets received in lieu of payment, provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications.

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú uses the Chilean peso as its functional currency, foreign currencies are translated into Chilean peso.

For tax purposes, the Chilean Internal Revenue Service *(Servicio de Impuestos Internos* or "SII") considers that our investment in Colombia is equivalent to the amount in US dollars actually paid for the investment at a fixed exchange rate as of the date of the payment. As our result, the value of our investment in Colombia for fiscal purposes is US$ 2,210 milllion. This amount considers the acquisition of shares of Itaú Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million and the acquisition of an additional 12.36% share ownership in Itaú Colombia on February 22, 2022 for approximately US$414 million.

Since we have to translate the value of this investment for tax purposes as part of the calculation of our income taxes, foreign exchange volatility impacts our income taxes and therefore the net income attributable to shareholders. In order to mitigate that volatility, management has decided to hedge the income tax exposure to foreign exchange rates. In our managerial income statement, we present the effect of that hedge as part of the income tax line. In the same context, since January 2018 management has decided to hedge its exposure to translation of the valuation of its investment in its New York branch (US$182 million) with derivatives, also to be analyzed along with income tax expenses.

In the third quarter of 2023, the Chilean peso continued to depreciate against the Colombian peso, increasing by 14.9% compared to an increase of 12.0% in the previous period. Additionally, the Chilean peso showed a devaluation against the dollar of 11.1% compared to the previous quarter, while it registered an appreciation of 7.7% compared to 3Q22. Approximately 30% of our loan portfolio is denominated or indexed to foreign currencies. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 891.33	+11.1% (3Q23/2Q23)	-7.7% (3Q23/3Q22)
Colombian peso Ch$ 0.2205	+14.9% (3Q23/2Q23)	+ 5.1% (3Q23/3Q22)

Itaú
14

15 Itaú Management Discussion & Analysis Executive Summary We present below a detailed reconciliation from our accounting income statements to our managerial income statements before adding/deducting non-recurring events as previously described. Even though the example below has been prepared with 3Q23 figures, it can be used to replicate any period: Managerial Income Statement in Ch$ million 3Q23 in Ch$ million 3Q23 1 Interest Income 781,372 Operating Revenues 451,896 1 Interest Expense (505,493) 1 Managerial Financial Margin 383,571 Net Interest Income 275,879 Financial Margin with Clients 333,423 2 Fees and commission income 68,325 Financial Margin with the Market 50,148 4 Fees and commission expense (22,224) 2 Commissions and Fees 68,325 Net fee and commission income 46,100 3 Cost of Credit (81,530) 1 Total financial transactions, net 100,010 Provision for Loan Losses (96,109) 1 Other operating income 6,884 Recovery of Loans Written Off as Losses 14,579 Total operating income 428,873 Credit Value Adjustment (or “CVA”; ratings and colla-terals effects) - 3 Provision for Loan Losses (98,338) 4 Non-interest Expenses (210,307) 3 Recoveries from loans written-off as losses 14,579 Personnel Expenses (83,935) 3 Result of non-current assets 2,230 Administrative Expenses (100,100) Net operating income 347,343 Depreciation, Amortization and Impairment (26,272) 4 Personnel expenses (83,935) Income before Tax and Minority Interests 160,058 4 Administrative expenses (77,331) 5 Income tax expense (94,781) 4 Depreciation and amortization (26,272) 6 Minority Interests in Subsidiaries 12 4 Impairments (1) Net Income attributable to Shareholders 65,290 4 Other operating expenses (545) Total operating expenses (188,083) Operating Income 159,260 1 Income from investments in other companies 798 Income before taxes 160,058 5 Income tax expense (94,781) Net Income 65,278 6 Minority interests 12 Net Income attributable to Shareholders 65,290

Management Discussion & Analysis | Executive Summary

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 3rd Quarter of 2023

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**451,896**	**(26,587)**	**(84,389)**	**-**	**340,919**
Managerial Financial Margin	383,571	(3,936)	(84,389)	-	295,246
Financial Margin with Clients	333,337	1,801	-	-	335,138
Financial Margin with the Market	50,234	(5,738)	(84,389)	-	(39,893)
Commissions and Fees	68,325	(22,651)	-	-	45,674
Cost of Credit	**(81,530)**	**(91)**	**-**	**-**	**(81,621)**
Provision for Loan Losses	(96,109)	(7,128)	-	-	(103,237)
Recovery of Loans Written Off as Losses	14,579	6,386	-	-	20,965
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	651	-	-	651
Non-interest Expenses	**(210,307)**	**26,617**	**-**	**7,697**	**(175,994)**
Personnel Expenses	(83,935)	3,255	-	-	(80,680)
Administrative Expenses	(100,100)	18,517	-	2,273	(79,310)
Depreciation, Amortization and Impairment	(26,272)	4,845	-	5,424	(16,004)
Income before Tax and Minority Interests	**160,058**	**(61)**	**(84,389)**	**7,697**	**83,305**
Income Tax Expense	(94,781)	48	84,389	(2,078)	(12,421)
Minority Interests in Subsidiaries	12	13	-	-	26
Recurring Net Income	**65,290**	**-**	**-**	**5,619**	**70,910**

Accounting and Managerial Income Statements Reconciliation | 2nd Quarter of 2023

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**440,549**	**(29,597)**	**(10,107)**	**-**	**400,846**
Managerial Financial Margin	316,118	(5,197)	(10,107)	-	300,814
Financial Margin with Clients	327,788	(7,882)	-	-	319,906
Financial Margin with the Market	(11,670)	2,685	(10,107)	-	(19,092)
Commissions and Fees	124,432	(24,400)	-	-	100,032
Cost of Credit	**(74,279)**	**3,536**	**-**	**-**	**(70,742)**
Provision for Loan Losses	(89,094)	(959)	-	-	(90,053)
Recovery of Loans Written Off as Losses	14,815	3,959	-	-	18,774
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	537	-	-	537
Non-interest Expenses	**(201,809)**	**25,889**	**-**	**9,151**	**(166,769)**
Personnel Expenses	(77,566)	(1,949)	-	-	(79,515)
Administrative Expenses	(97,764)	23,018	-	3,727	(71,020)
Depreciation, Amortization and Impairment	(26,478)	4,820	-	5,424	(16,234)
Income before Tax and Minority Interests	**164,462**	**(171)**	**(10,107)**	**9,151**	**163,335**
Income Tax Expense	(23,140)	174	10,107	(2,471)	(15,330)
Minority Interests in Subsidiaries	(20)	(3)	-	-	(23)
Recurring Net Income	**141,302**	**-**	**-**	**6,680**	**147,982**

Itaú 16

Management Discussion & Analysis | Executive Summary
Itaú

3rd Quarter of 2023 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	3Q23	2Q23	change		3Q22	change		9M23	9M22	change	
Operating Revenues	**340,920**	**400,846**	**-14.9%**	**(59,926)**	**374,370**	**-8.9%**	**(33,450)**	**1,079,049**	**1,064,450**	**1.4%**	**14,599**
Managerial Financial Margin	295,246	300,814	-1.9%	(5,568)	323,048	-8.6%	(27,802)	884,506	918,355	-3.7%	(33,849)
Financial Margin with Clients	335,139	319,906	4.8%	15,233	305,804	9.6%	29,334	964,890	830,554	16.2%	134,336
Financial Margin with the Market	(39,893)	(19,092)	109.0%	(20,801)	17,244	-	(57,136)	(80,384)	87,801	-	(168,185)
Commissions and Fees	45,674	100,032	-54.3%	(54,358)	51,322	-11.0%	(5,648)	194,543	146,095	33.2%	48,448
Cost of Credit	**(81,621)**	**(70,742)**	**15.4%**	**(10,879)**	**(90,888)**	**-10.2%**	**9,267**	**(244,581)**	**(208,439)**	**17.3%**	**(36,142)**
Provision for Loan Losses	(103,237)	(90,053)	14.6%	(13,184)	(114,032)	-9.5%	10,795	(300,328)	(267,716)	12.2%	(32,612)
Recovery of Loans Written Off as Losses	20,965	18,774	11.7%	2,191	18,083	15.9%	2,882	54,673	51,887	5.4%	2,786
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	651	537	21.3%	114	5,061	-87.1%	(4,410)	1,074	7,390	-85.5%	(6,316)
Non-interest Expenses	**(175,994)**	**(166,769)**	**5.5%**	**(9,224)**	**(178,810)**	**-1.6%**	**2,816**	**(508,297)**	**(503,326)**	**1.0%**	**(4,971)**
Personnel Expenses	(80,680)	(79,515)	1.5%	(1,164)	(80,925)	-0.3%	245	(237,332)	(233,819)	1.5%	(3,513)
Administrative Expenses	(79,310)	(71,020)	11.7%	(8,291)	(85,224)	-6.9%	5,914	(224,007)	(232,713)	-3.7%	8,706
Depreciation. Amortization and Impairment	(16,004)	(16,234)	-1.4%	230	(12,661)	26.4%	(3,343)	(46,958)	(36,794)	27.6%	(10,164)
Income before Tax and Minority Interests	**83,305**	**163,335**	**-49.0%**	**(80,030)**	**104,672**	**-20.4%**	**(21,367)**	**326,171**	**352,684**	**-7.5%**	**(26,513)**
Income Tax Expense	(12,421)	(15,330)	-19.0%	2,909	12,641	-	(25,062)	(28,296)	21,084	-	(49,380)
Minority Interests in Subsidiaries	26	(23)	-	48	(206)	-	232	(220)	(447)	-50.9%	227
Recurring Net Income	**70,910**	**147,982**	**-52.1%**	**(77,073)**	**117,107**	**-39.4%**	**(46,197)**	**297,655**	**373,321**	**-20.3%**	**(75,666)**

Itaú
17

18 Itaú Management Discussion & Analysis Executive Summary Return on Average Tangible Equity1 Recurring Net Income Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 13 and 14 : Ch$ 70.9 billion for the 3Q23 Highlights in 3Q23 For further details by country see page 40 Highlights of the quarter Net Recurring Income totaled Ch$70.9 billion in the third quarter of 2023, showing a decrease of 52.1% compared to the previous quarter and a decrease of 39.4% compared to the same period in 2022. As a result, managerial Return on Average Tangible Equity reached 9.2% as of September 30, 2023. In Chile, Net Recurring Income totaled Ch$80.0 billion, down 47.2% compared to the previous quarter, as a result of the decrease in Operating Revenues (-19.5%), due to the recognition of one-off results in the previous period (impact of Cardif alliance). Compared to the same quarter in 2022, Net Recurring Income decreased by 29.8%, due to lower revenue generation observed in the quarter, affected by lower inflation, in addition to higher Cost of Credit due to an increase in portfolio delinquency. In constant currency, Colombia's Net Recurring Income totaled a loss of Ch$9.1 billion, decreasing from the result observed in the previous quarter, due to a higher Cost of Credit in the last quarter, which also explains the decrease in the result compared to 3Q22 (decrease of 387.6%). 9.2% The annualized recurring return on average tangible equity reached 9.2% in the third quarter of 2023, 11.0 percentage points lower than the value recorded in the previous quarter and 8.0 percentage points lower than the ratio observed in the third quarter of 2022. The aver-age tangible shareholders equity totaled Ch$3,081.3 billion, repre-senting an increase of 5.3% compared to the previous quarter and higher by 13.1% compared to the same period of 2022. The main driver of growth of shareholders’ equity was the accumulation of retained earnings. Annualized recurring return on average assets excluding goodwill and intangibles generated in business combinations reached 0.7% in the third quarter of 2023, down 0.8 percentage points compared to the previous quarter and down 0.5pp compared to the third quarter of 2022, driven by growth in the average asset level (+2.5% between 3Q23 vs 2Q23). For further details by country see page 49 (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Ch$ million 117,107 83,542 78,763 147,982 70,910 3Q 22 4Q22 1Q23 2Q 23 3Q 23 -52.1% -20.3% 373,321 297,655 9M22 9M23 -39.4% 17.2% 12.0% 11.2% 20.2% 9.2% 18.5% 13.5% 1.2% 0.8% 0.8% 1.5% 0.7% 1.3% 1.0% 0.0% 5.0% 1 0. 0% 1 5.0% 20. 0% 25. 0% 30. 0% 3Q22 4Q22 1Q23 2Q23 3Q23 9M22 9M23 0.0% 0.2% 0.4% 0.6% 0.8% 1 .0% 1 .2% 1 .4% 1 .6% Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly) -8.0p.p -11.0p.p -5.0p.p

19 Itaú 90,888 106,217 92,218 70,742 81,621 208,439 244,581 1.4 1.6 1.6 1.3 1.5 1.1 1.4 - 2. 0 - 1. 6 - 1. 2 - 0. 8 - 0. 4 - 0.4 0.8 1 .2 1 .6 2.0 3Q22 4Q22 1Q23 2Q23 3Q23 9M22 9M23 - 50,00 1 0,000 1 50,000 200, 00 250, 00 300, 00 Cost of credit (Ch$ million) +9.4pb +20.1pb +36.3pb Financial Margin with Clients Cost of Credit Ch$ 334.7 billion For further details by country see pages 26 and 36 Ch$ 81.6 billion Commissions and Fees Efficiency Ratio For further details by country see pages 28 and 38 51.6% The Financial Margin with Clients increased by 4.8% in the third quarter of 2023 compared to the previous period, a variation that is explained by the effect of an additional accrual day in 3Q23, improvement in placement spreads (mainly in Chile) and growth in the deposit portfolio. When compared to the third quarter of 2022, our Financial Margin with Clients increased by 9.6%, due to the growth of asset portfolios, mainly in Chile, the higher value of the average monetary policy rate (TPM) in force in both Chile and Colombia and its effects on the return on liabilities and equity. In addition, there was an improvement in the spreads of the Retail portfolios. In the third quarter of 2023, the Bank's Efficiency Ratio showed an increase of 10 percentage points compared to the previous quarter, totaling 51.6%, that is explained by a 14.9% decrease in Operating Revenues as a result of the recognition of the upfront income from the association with Cardif which positively impacted the previous quarter. When compared to the third quarter of 2022, the Efficiency Ratio showed an increase of 3.9 percentage points, due to the 8.9% decrease in the Operat-ing Revenues, impacted by lower financial margin with the market in both Chile and Colombia”. In the first 9 months of 2023 compared to the same period in the previous year, the efficiency ratio remained largely stable, as it decreased 0.2 p.p. to reach 47.1%. In the third quarter of 2023, the Cost of Credit increased by 15.4% compared to the previous quarter, due to higher consumer portfolio delinquencies in both Chile and Colombia. When compared to the third quarter of 2022, the Cost of Credit decreased by 10.2%, explained by better credit risk performance in Chile (mainly in the commercial portfolio), additional provisions for loan losses constituted in 3Q22 and higher recoveries of written-off loans. 51,322 47,511 48,838 100,032 45,674 3Q22 4Q22 1Q23 2Q23 3Q23 146,095 194,543 9M22 9M23 -54.3% -11.0% +33.2% Ch$ 45.7 billion In the third quarter of 2023, fee income decreased by 54.3% compared to 2Q23, as in the previous period an extraordinary income in Insurance Brokerage fees was recognized in Chile as a result of the commercial alliance with Cardif. Notwithstanding the above, in the quarter there was an im-provement in mutual fund fees due to higher profitability and volume of average assets under management, in addition to higher Commissions and Fees from Colombia. Compared to 3Q22, Commissions and Fees decreased by 11.0% as a result of lower insurance activity and lower results associated with structuring services, mainly in Chile. For further details by country see pages 33 and 43 Management Discussion & Analysis Executive Summary For further details by country see pages 29 and 39 305,804 326,690 309,846 319,906 334,697 3.67 3.90 3.90 3.82 3.87 - 3. 0 - 2. 0 - 1. 0 - 1 .00 2.00 3.00 4.00 1 50,000 200, 00 250, 00 300, 00 350, 00 400, 00 3Q22 4Q22 1Q23 2Q23 3Q23 Financial Margin with Clients Financial margin with clients (annualized average rate) +20.4pb +4.9pb +41.9pb 830,554 964,449 3.45 3.87 - 3. 0 - 2. 0 - 1. 0 - 1 .00 2.00 3.00 4.00 9M22 9M23 Ch$ million Ch$ million Ch$ million +3.86% -0.18% +10.02% 47.8% 54.0% 49.1% 41.6% 51.6% 47.3% 47.1% 3Q22 4Q22 1Q23 2Q23 3Q23 9M22 9M23

20 Itaú Management Discussion & Analysis Executive Summary Forecast The historical results, the analysis of the trends observed in critical business variables (levels of portfolio growth, retur ns, risk and expense control, among others), capital requirements, as well as the analysis and continuous review of the general environmen t in which the Bank's commercial activity is carried out (macroeconomic, social, regulatory, etc.) constitute the basis for the de finition of the financial objectives generated in the annual strategic planning process, which are finally translated into the measuremen t of the Forecast, which establishes the base framework for the development and focus of the commercial actions of the year. In this way, the expectation for the year 2023 is as follows: Although the growth plans and projections of results presented above are based on management assumptions and information avai lable in the market at the beginning of 2023, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of the se expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and econ omic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others. (1) Net provision for credit & counterparty risks in line with inflation stable as interest rates rise mid single digit Financial margin with clients average rate Loan growth Cost of credit risk1 Non-Interest Expenses growth range from 1.0% to 1.5% Expected

Income Statement and Balance Sheet Analysis 02 Management Discussion & Analysis and Complete Balance sheet & income statements

(This page was intentionally left blank)

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- The cost of derivative structures used to hedge the investment and its related tax effects; and
- Other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 13, 14 and 15 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 3Q23, 2Q23 an d 3Q22:

	3Q23			2Q23			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**340,920**	**289,173**	**62,966**	**400,846**	**359,015**	**52,194**	**-14.9%**	**-19.5%**	**20.6%**
Managerial Financial Margin	295,246	250,892	55,573	300,814	261,720	49,457	-1.9%	-4.1%	12.4%
Financial Margin with Clients	335,139	247,793	87,345	319,906	245,505	74,401	4.8%	0.9%	17.4%
Financial Margin with the Market	(39,893)	3,098	(31,772)	(19,092)	16,215	(24,944)	109.0%	-80.9%	27.4%
Commissions and Fees	45,674	38,281	7,393	100,032	97,295	2,737	-54.3%	-60.7%	170.1%
Cost of Credit	**(81,621)**	**(60,505)**	**(21,116)**	**(70,742)**	**(57,355)**	**(13,387)**	**15.4%**	**5.5%**	**57.7%**
Provision for Loan Losses	(103,237)	(75,181)	(28,056)	(90,053)	(69,181)	(20,872)	14.6%	8.7%	34.4%
Recovery of Loans Written Off as Losses	20,965	14,025	6,940	18,774	11,289	7,485	11.7%	24.2%	-7.3%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	651	651	-	537	537	-	21.3%	21.3%	0.0%
Non-interest Expenses	**(175,994)**	**(130,508)**	**(45,485)**	**(166,769)**	**(132,580)**	**(34,189)**	**5.5%**	**-1.6%**	**33.0%**
Personnel Expenses	(80,680)	(62,511)	(18,168)	(79,515)	(62,908)	(16,607)	1.5%	-0.6%	9.4%
Administrative Expenses	(79,310)	(56,405)	(22,905)	(71,020)	(56,967)	(14,052)	11.7%	-1.0%	63.0%
Depreciation, Amortization and Impairment	(16,004)	(11,592)	(4,412)	(16,234)	(12,705)	(3,530)	-1.4%	-8.8%	25.0%
Income before Tax and Minority Interests	**83,305**	**98,160**	**(3,635)**	**163,335**	**169,080**	**4,618**	**-49.0%**	**-41.9%**	**-178.7%**
Income Tax Expense	(12,421)	(18,090)	2,640	(15,330)	(17,735)	(394)	-19.0%	2.0%	-770.3%
Minority Interests in Subsidiaries	26	(96)	121	(23)	170	(193)	-213.9%	-156.3%	-163.1%
Costs of hedge positions	-	-	(8,190)	-	-	(7,565)	0.0%	0.0%	8.3%
Recurring Net Income	**70,910**	**79,974**	**(9,064)**	**147,982**	**151,516**	**(3,533)**	**-52.1%**	**-47.2%**	**156.5%**
Recurring Return on Managerial Tangible Equity	9.2%	12.8%	-6.3%	20.2%	24.0%	-3.4%	-1102 pbs	-1126 pbs	-288 pbs

	3Q23			3Q22			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**340,920**	**289,173**	**62,966**	**374,370**	**308,438**	**65,834**	**-8.9%**	**-6.2%**	**-4.4%**
Managerial Financial Margin	295,246	250,892	55,573	323,048	264,606	58,344	-8.6%	-5.2%	-4.7%
Financial Margin with Clients	335,139	247,793	87,345	305,804	234,085	71,719	9.6%	5.9%	21.8%
Financial Margin with the Market	(39,893)	3,098	(31,772)	17,244	30,521	(13,376)	-331.3%	-89.8%	137.5%
Commissions and Fees	45,674	38,281	7,393	51,322	43,832	7,490	-11.0%	-12.7%	-1.3%
Cost of Credit	**(81,621)**	**(60,505)**	**(21,116)**	**(90,888)**	**(78,314)**	**(12,574)**	**-10.2%**	**-22.7%**	**67.9%**
Provision for Loan Losses	(103,237)	(75,181)	(28,056)	(114,032)	(95,960)	(18,071)	-9.5%	-21.7%	55.3%
Recovery of Loans Written Off as Losses	20,965	14,025	6,940	18,083	12,586	5,497	15.9%	11.4%	26.2%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	651	651	-	5,061	5,061	-	-87.1%	-87.1%	0.0%
Non-interest Expenses	**(175,994)**	**(130,508)**	**(45,485)**	**(178,810)**	**(130,324)**	**(48,485)**	**-1.6%**	**0.1%**	**-6.2%**
Personnel Expenses	(80,680)	(62,511)	(18,168)	(80,925)	(60,969)	(19,956)	-0.3%	2.5%	-9.0%
Administrative Expenses	(79,310)	(56,405)	(22,905)	(85,224)	(59,560)	(25,663)	-6.9%	-5.3%	-10.7%
Depreciation, Amortization and Impairment	(16,004)	(11,592)	(4,412)	(12,661)	(9,795)	(2,866)	26.4%	18.3%	53.9%
Income before Tax and Minority Interests	**83,305**	**98,160**	**(3,635)**	**104,672**	**99,800**	**4,774**	**-20.4%**	**-1.6%**	**-176.1%**
Income Tax Expense	(12,421)	(18,090)	2,640	12,641	14,202	(1,535)	-198.3%	-227.4%	-272.0%
Minority Interests in Subsidiaries	26	(96)	121	(206)	(47)	(159)	-112.5%	103.4%	-176.5%
Costs of hedge positions	-	-	(8,190)	-	-	72	0.0%	0.0%	-11525.3%
Recurring Net Income	**70,910**	**79,974**	**(9,064)**	**117,107**	**113,955**	**3,152**	**-39.4%**	**-29.8%**	**-387.6%**
Recurring Return on Managerial Tangible Equity	9.2%	12.8%	-6.3%	17.2%	21.6%	-0.4%	-800 pbs	-881 pbs	-594 pbs

(1) In nominal currency

Itaú

23

Management Discussion & Analysis | Income Statement Analysis
Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 3Q23, 2Q23 and 3Q22 is presented below:

In Ch$ million	3Q23	2Q23	3Q22	9M23	9M22
Net Income Attributable to Shareholders (Accounting)	67,582	137,797	109,967	277,987	347,527
(+) Non-recurring events	5,619	6,680	4,123	16,280	13,713
(+) Other results and overhead costs from Colombia in Chile (a)	(1,417)	(527)	(64)	(2,458)	(176)
(+) Costs of fiscal hedge of the investment in Colombia (b)	8,190	7,565	(72)	24,001	16,401
Recurring Net Income	**79,974**	**151,516**	**113,955**	**315,810**	**377,465**

In Ch$ million	3Q23	2Q23	3Q22	9M23	9M22
Net Income Attributable to Shareholders (Accounting)	(2,291)	3,505	3,016	3,388	6,940
(+) Non-recurring events	-	-	-	-	5,140
(+) Other results and overhead costs from Colombia in Chile (a)	1,417	527	64	2,458	177
(+) Costs of fiscal hedge of the investment in Colombia (b)	(8,190)	(7,565)	72	(24,001)	(16,401)
Recurring Net Income	**(9,064)**	**(3,534)**	**3,152**	**(18,155)**	**(4,144)**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.

(b) **Cost of fiscal hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú
24

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 23 and 24:

In Ch$ million	3Q23	2Q23	change %	change $	3Q22	change %	change $	9M23	9M22	change %	change $
Operating Revenues	**289,173**	**359,015**	**-19.5%**	**(69,842)**	**308,438**	**-6.2%**	**(19,266)**	**939,201**	**889,516**	**5.6%**	**49,685**
Managerial Financial Margin	250,892	261,720	-4.1%	(10,828)	264,606	-5.2%	(13,714)	763,188	767,630	-0.6%	(4,442)
Financial Margin with Clients	247,793	245,505	0.9%	2,288	234,085	5.9%	13,709	731,512	637,236	14.8%	94,276
Financial Margin with the Market	3,098	16,215	-80.9%	(13,116)	30,521	-89.8%	(27,422)	31,677	130,394	-75.7%	(98,718)
Commissions and Fees	38,281	97,295	-60.7%	(59,014)	43,832	-12.7%	(5,552)	176,013	121,886	44.4%	54,127
Cost of Credit	**(60,505)**	**(57,355)**	**5.5%**	**(3,150)**	**(78,314)**	**-22.7%**	**17,809**	**(194,319)**	**(167,300)**	**16.1%**	**(27,019)**
Provision for Loan Losses	(75,181)	(69,181)	8.7%	(6,000)	(95,960)	-21.7%	20,780	(231,763)	(212,114)	9.3%	(19,649)
Recovery of Loans Written Off as Losses	14,025	11,289	24.2%	2,736	12,586	11.4%	1,440	36,370	37,424	-2.8%	(1,053)
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	651	537	21.3%	114	5,061	-87.1%	(4,410)	1,074	7,390	-85.5%	(6,316)
Non-interest Expenses	**(130,508)**	**(132,580)**	**-1.6%**	**2,072**	**(130,324)**	**0.1%**	**(184)**	**(387,853)**	**(367,050)**	**5.7%**	**(20,803)**
Personnel Expenses	(62,511)	(62,908)	-0.6%	397	(60,969)	2.5%	(1,543)	(184,406)	(171,568)	7.5%	(12,838)
Administrative Expenses	(56,405)	(56,967)	-1.0%	562	(59,560)	-5.3%	3,155	(167,623)	(167,256)	0.2%	(368)
Depreciation. Amortization and Impairment	(11,592)	(12,705)	-8.8%	1,113	(9,795)	18.3%	(1,797)	(35,823)	(28,225)	26.9%	(7,598)
Income before Tax and Minority Interests	**98,160**	**169,080**	**-41.9%**	**(70,920)**	**99,800**	**-1.6%**	**(1,640)**	**357,030**	**355,167**	**0.5%**	**1,863**
Income Tax Expense	(18,090)	(17,735)	2.0%	(356)	14,202	-	(32,292)	(41,186)	22,353	-	(63,538)
Minority Interests in Subsidiaries	(96)	170	-	(266)	(47)	103.4%	(49)	(34)	(55)	-37.4%	20
Recurring Net Income	**79,974**	**151,516**	**-47.2%**	**(71,542)**	**113,955**	**-29.8%**	**(33,981)**	**315,810**	**377,465**	**-16.3%**	**(61,655)**

Itaú 25

Management Discussion & Analysis | Income Statement Analysis
Itaú

Managerial Financial Margin

Highlights

- In the third quarter of the year, the **Financial Margin with Clients** showed a slight growth of 0.9% compared to the previous quarter, explained by the incidence of an extra day of accrual in the third quarter, improvement in the profitability of the asset portfolio (mainly associated with the Retail segment) and growth in the level of term deposits. These changes made it possible to offset the negative effects of the decline in the monetary policy rate, which has a direct impact on the margin of liabilities and capital
- The **Financial Margin with the Market** reached Ch$3.1 billion in the third quarter of the year, 80.9% lower than the result observed in the previous quarter, due to lower results in UF readjustments and derivatives management. While compared to 3Q22, there was a decrease of 89.8% in this income statement line, which is basically explained by the decrease in the profits generated in the management of exposure to UF.

Managerial Financial Margin

Financial Margin with Clients
Ch$247.8 billion
▲ **+0.9%** (3Q23/2Q23)
▲ **+5.9%** (3Q23/3Q22)

Financial Margin with the Market
Ch$3.1 billion
▼ **-80,9%** (3Q23/2Q23)
▼ **-89.8%** (3Q23/3Q22)


Ch$ million
264,606
30,521
234,085
300,305
47,078
253,227
250,576
12,363
238,213
261,720
16,215
245,505
250,892
3,098
247,793
3Q22
4Q22
1Q23
2Q23
3Q23
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between interest income and cost of funds and (ii) the liabilities margin, which is the difference between the interest expense and cost of funds. Working capital margin is the interest on working capital to the reference rate (TPM).

Change in the Financial Margin with Clients Breakdown


Assets financial margin
245,505
-12
-188
1,807
560
-2,391
2,514
247,793
1
2
3
4
2Q23
Portfolio mix
Volume
Spreads
Portfolio and spread of liabilities
Commercial spreads on derivatives and FX transactions
Capital financial margin and others
3Q23

1. **Assets financial margin (+Ch$1,606 million):** increase in the spreads of the consumer portfolio (loans and cards), improvements due to the commercial management carried out and the efforts made to focus on the portfolios with the highest profitability, in the context of lower interest rates.
2. **Portfolio and spread of liabilities (+Ch$560 million):** this higher result considers, on the one hand, the growth of the deposit portfolio and movements in the composition of the demand deposit portfolio (pesos and USD) which improve the average return, given the reference rates applied (average TPM and FED rate).
3. **Commercial spreads on derivatives and FX transactions with clients (-Ch$2,391 million):** decrease in commercial activity in derivatives and exchange rate transactions of Wholesale Banking clients.
4. **Capital financial margin and others (+Ch$2,514 million):** effect of an extra accrual day in the quarter, growth in the volume of interest-bearing capital and higher results from prepayments of consumer loans, among others.

Itaú
26

27 Itaú Management Discussion & Analysis Income Statement Analysis UF net exposure (Ch$ trillion) UF - Unidad de Fomento (variation value) Annualized average rate of financial margin with clients Financial Margin with the Market Financial Margin with the Market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors, currencies and interest rates and (ii) treasury trading, which makes markets in currencies and other financial instruments, provides hedging to our clients as well as takes risks within the applicable limit framework and our risk appetite. In the third quarter of the year, the Financial Margin with the Market decreased by 80.9% compared with the previous quarter, mainly as a result of the lower inflation readjustment observed in the quarter (1.4% in 2Q23 vs. 0.3% in 3Q23). In addition t o a de-crease in results associated with the management of derivatives and fixed income instruments, positions affected by the move-ments observed in the rate curves . 3Q23 2Q23 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 28,889,748 3.4% 247,793 28,878,854 3.4% 245,505 Cost of Credit (60,505) (57,355) Risk-Adjusted Financial Margin with Clients 28,889,748 2.6% 187,289 28,878,854 2.6% 188,151 Financial Margin with Clients: - 1 bp • Slight decrease in the growth rate in the loan portfolio compared to a lower expansion in the Financial Margin with Clients. 3.4% 3.6% 3.4% 3.4% 3.4% 2.2% 2.3% 2.3% 2.6% 2.6% 3Q22 4Q22 1Q23 2Q23 3Q23 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 30,521 47,078 12,363 16,215 3,098 43,995 44,368 39,212 26,544 19,689 - 5,000 1 0, 00 1 5, 00 20,00 25,00 30,00 35,00 40,00 45,00 50,00 - 1 0, 00 20,00 30,00 40,00 50,00 60,00 70,00 80,00 90,00 3Q22 4Q22 1Q23 2Q23 3Q23 Financial Margin with the Market 1-year moving average Ch$ million 1.36 0.97 0.01 -0.68 0.23 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 3.5% 2.5% 1.3% 1.4% 0.3% 3Q22 4Q22 1Q23 2Q23 3Q23 Risk-Adjusted Financial Margin with Clients: - 4 bp • Decrease in the Margin with Clients rate as a result of a 5.5% increase in the Cost of Credit.

Management Discussion & Analysis Income Statement Analysis

Commissions and Fees

Highlights

- In the third quarter of the year, Commissions and Fees income totaled Ch$38.3 billion, which represents a reduction of 60.7% compared to the revenues observed in the previous quarter, as a result of the recognition of one-off revenues associated with the commercial alliance with Cardif, which was fully reflected in 2Q23. Isolating the one-off effect mentioned above, the Commissions and Fees income grew by 4.7% compared to the previous quarter, supported by higher Asset Management fees (+16.7%), as a result of the higher number of accrual days in 3Q23 and a growth in the portfolio of average assets under management, which has been driven by the scenario of reduction in interest rates and the business strategy applied by the Bank in this context. This improvement is complemented by increased activity in brokerage operations (contained in Financial Advisories and Others) and related to foreign trade.
- Compared to the third quarter of 2022, the results by Commissions and Fees showed a reduction of 12.7%, as a result of a decrease in activity in structuring services, which has presented a significant contraction during the current year, in addition to lower results in Insurance Brokerage fees.

In Ch$ million	3Q23	2Q23	change		3Q22	change		9M23	9M22	change	
Insurance Brokerage	9,270	69,145	(59,875)	-86.6%	11,433	(2,163)	-18.9%	88,250	31,154	57,096	183.3%
Credit Operations and Guarantees Provided	8,675	8,455	220	2.6%	8,666	9	0.1%	25,525	24,408	1,117	4.6%
Current Account Services and Overdraft Fees	5,938	6,367	(429)	-6.7%	5,909	29	0.5%	19,027	18,384	643	3.5%
Asset Management	3,850	3,299	551	16.7%	3,292	558	17.0%	10,300	9,900	400	4.0%
Financial Advisory and Others	10,547	10,029	519	5.2%	14,532	(3,985)	-27.4%	32,911	38,040	(5,129)	-13.5%
Total Commissions and Fees	**38,281**	**97,295**	**(59,014)**	**-60.7%**	**43,832**	**(5,552)**	**-12.7%**	**176,013**	**121,886**	**54,127**	**44.4%**

Commissions and Fees Breakdown


3Q23
24%
23%
10%
28%
16%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Current Account Services and Overdraft Fees


2Q23
71%
9%
3%
10%
7%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Current Account Services and Overdraft Fees

Itaú 28

29 Itaú Management Discussion & Analysis Income Statement Analysis Cost of Credit The ratio of net provisions for loan losses over loan portfolio in-creased by 6 basis points compared to the previous quarter with a combined effect of a higher level of provision for loan losses and loan portfolio growth observed in the third quarter of the year. In the 12-month comparison, this ratio decreased by 36 basis points, in line with the one-off increase in the Cost of Credit observed in 3Q22, as mentioned above. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio In the third quarter of 2023, the total allowance for loan losses, including additional provisions, increased by 3.7% compared to the previous quarter, totaling Ch$737.9 billion, while our average loan portfolio remained practically unchanged compared to the previous quarter, reaching Ch$22.5 billion. As a result, the ratio of total allowance for loan losses, including additional provisions, to the loan portfolio rose to 3.28% in the third quarter of the year, 13 basis points higher than the ratio recorded in the previous period. In Ch$ million 3Q23 2Q23 change 3Q22 change 9M23 9M22 change Net Provision for Loan Losses (61,155) (57,891) (3,264) 5.6% (83,375) 22,220 -26.7% (195,393) (174,690) (20,703) 11.9% Provision for Loan Losses (75,181) (69,181) (6,000) 8.7% (95,960) 20,780 -21.7% (231,763) (212,114) (19,649) 9.3% Recovery of Loans Written Off as Losses 14,025 11,289 2,736 24.2% 12,586 1,440 11.4% 36,370 37,424 (1,053) -2.8% Credit Value Adjustment (or “CVA”; ratings and collaterals effects) 651 537 114 21.3% 5,061 (4,410) -87.1% 1,074 7,390 (6,316) -85.5% Cost of Credit (60,505) (57,355) (3,150) 5.5% (78,314) 17,809 -22.7% (194,319) (167,300) (27,019) 16.1% (*) Average Loan Portfolio In the third quarter of 2023, the Cost of Credit totaled Ch$60.5 billion, exceeding by 5.5% the net expense recorded in the previous quarter, which was positively impacted by improvements in the credit risk of the wholesale banking portfolio. The Cost of Credit fell 22.7% relative to 3Q22, which was negatively impacted by Ch$20.0 billion of additional provisions established in that quarter. 531,769 554,416 575,678 551,149 577,376 147,379 152,379 152,379 160,479 160,479 679,148 706,795 728,057 711,628 737,855 3.1 3.1 3.2 3.1 3.3 - 4. 2 - 4. 2 - 4. 1 - 4. 1 - 4. 0 - 4. 0 - 3. 9 - 3. 9 - 3. 8 - 3. 8 - 3. 7 - 3. 7 - 3. 6 - 3. 6 - 3. 5 - 3. 5 - 3. 4 - 3. 4 - 3. 3 - 3. 3 - 3. 2 - 3. 2 - 3. 1 - 3. 1 - 3. 0 - 3. 0 - 2. 9 - 2. 9 - 2. 8 - 2. 8 - 2. 7 - 2. 7 - 2. 6 - 2. 6 - 2. 5 - 2. 5 - 2. 4 - 2. 4 - 2. 3 - 2. 3 - 2. 2 - 2. 2 - 2. 1 - 2. 1 - 2. 0 - 2. 0 - 1. 9 - 1. 9 - 1. 8 - 1. 8 - 1. 7 - 1. 7 - 1. 6 - 1. 6 - 1. 5 - 1. 5 - 1. 4 - 1. 4 - 1. 3 - 1. 3 - 1. 2 - 1. 2 - 1. 1 - 1. 1 - 1. 0 - 1. 0 - 0. 9 - 0. 9 - 0. 8 - 0. 8 - 0. 7 - 0. 7 - 0. 6 - 0. 6 - 0. 5 - 0. 5 - 0. 4 - 0. 4 - 0. 3 - 0. 3 - 0. 2 - 0. 2 - 0. 1 - 0. 1 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1 .0 1 .0 1 .1 1 .1 1 .2 1 .2 1 .3 1 .3 1 .4 1 .4 1 .5 1 .5 1 .6 1 .6 1 .7 1 .7 1 .8 1 .8 1 .9 1 .9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 - 600, 00 1 ,20,000 3Q22 4Q22 1Q23 2Q23 3Q23 Allowances for loan losses (Ch$ million) - Chile Additional provisions (Ch$ million) - Chile Total provisions Allowances for loan losses / Loan portfolio (%) 95,960 99,759 87,402 69,181 75,181 78,314 86,579 76,460 57,355 60,505 1.43 1.53 1.35 1.01 1.08 -2.0 -1 .6 -1 .2 -0. 8 -0. 4 0.0 0.4 0.8 1 .2 1 .6 2.0 2.4 - 10,000 1 0, 00 30,00 50,00 70,00 90,00 1 10,000 1 30,000 1 50,000 3Q22 4Q22 1Q23 2Q23 3Q23 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%)

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans


Ch$ million
388,703
311,493
312,773
392,051
424,162
430,088
468,161
414,755
445,417
Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23
Non-performing Loans over 90days - Chile

The portfolio of loans with non-performing loans over 90 days totaled Ch$445.4 billion in the third quarter, showing an increase of Ch$30.7 billion (+7.4%) compared to the previous period. That variation was mainly due to an increase of Ch$10.1 billion in commercial NPLs and Ch$19.6 billion in consumer and mortgage NPLs.

Compared to the same quarter of the previous year, this portfolio grew by 5.0% as a result of increases in the consumer and mortgage NPL portfolios as well as in commercial loans indexed to the UF.

NPL Ratio (%) | over 90 days


2.04
1.56
1.56
1.83
1.89
1.90
2.07
1.86
1.97
Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23
Chile

The NPL ratio of credits 90-day overdue showed a growth of 10 basis points compared to the previous quarter, as a result of the increase in the level of the NPL portfolio recorded in the quarter under review, together with a moderate expansion of the loan portfolio, as indicated above.

Compared to 3Q22, there was an increase of 8 basis points in the ratio, due to the growth of the NPL portfolio so far this year (+5.0%) and a minor variation at the level of the loan portfolio.

NPL Ratio (%) by Segments | over 90 days


2.67%
2.43%
2.04%
1.14%
0.87%
1.94%
1.61%
1.56%
1.03%
0.87%
1.90%
1.58%
1.56%
1.44%
0.85%
2.31%
2.06%
1.83%
1.65%
0.82%
2.38%
2.13%
1.89%
1.75%
0.81%
2.36%
2.01%
1.99%
1.90%
0.87%
2.57%
2.28%
2.23%
2.07%
0.94%
2.26%
2.08%
1.91%
1.86%
0.98%
2.64%
2.27%
1.97%
1.92%
1.08%
3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

In the third quarter of 2023, the total NPL ratio amounted to 1.97%, representing an increase of 10 basis points compared to the previous quarter. This variation in the ratio is due to the growth of the NPL portfolio, compared to a 1.9% expansion in the loan portfolio.

Regarding the composition of the NPL portfolio, the NPL ratio over 90 days of the commercial portfolio remained practically unchanged compared to the previous quarter, while the ratio associated with consumer rose to 2.64% (increase of 56bp compared to 2Q23), while the mortgage ratio grew 10bp, closing at 1.08% as of September 30, 2023.

Coverage Ratio[1] (%) | 90 days


156
206
203
161
160
164
156
172
166
Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23
Chile

As of September 30, 2023, the 90-day coverage ratio amounted to 166%, down 6 percentage points compared to the previous quarter, as a result of the 7.4% expansion in the volume of the NPL portfolio in the last quarter.

Compared to 3Q22, growth of 6 percentage points is observed, given the 5.0% growth in the NPL portfolio.

(1) Coverage Ratio includes additional provisions.

Itaú

30

31 Itaú Management Discussion & Analysis Income Statement Analysis * Loan portfolio average balance of the two previous quarters. In the third quarter of 2023, the loan portfolio write-offs totaled Ch$53.5 billion, which represents a decrease of 36.8% compared to the previous quarter, as a result of specific events observed in 2Q23, which resulted in greater write-offs of commercial loans, so that the level of write-offs for the quarter under analysis returns to the average level observed in previous periods. As a result of the above, the ratio of written-off operations to loan portfolio average balance decreased by 55 basis points compared to the previous quarter, reaching 0.95%, and grew by 21 basis points compared to the same period of the previous year. Loan Portfolio Write-Off 38.1 44.8 29.6 64.6 40.7 46.5 54.1 84.7 53.5 0.81 0.92 0.59 1.24 0.74 0.82 0.96 1.50 0.95 0.00 0.1 0 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1 .00 1 .10 1 .20 1 .30 1 .40 1 .50 1 .60 1 .70 0 5 1 0 1 5 2 0 2 5 30 3 5 40 45 50 55 60 65 7 0 7 5 80 85 90 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Write-off (Ch$ billion) -Chile Write-off / Loan Portfolio* - Annualized (%) Recovery of Loans Written-off as Losses As of September 30, 2023, income from recoveries of loans written-off loans totaled Ch$14.0 billion, 24.2% higher than the level of reve-nues of the previous quarter, a result that considers an improvement in recoveries associated with commercial loans. When compared to the third quarter of 2022, income from recoveries of written-off loans registered a growth of 11.4%, as a result of one-off recoveries associated with the commercial portfolio of Wholesale Banking observed in the quarter under analysis. Ch$ million 12,586 13,355 11,056 11,289 14,025 3Q22 4Q22 1Q23 2Q23 3Q23 Recovery of Loan Written-off as Losses (Ch$ million) - Chile Ch$ million

32 Itaú Personnel expenses Administrative Expenses Administrative expenses amounted to Ch$56.4 billion in the third quarter of 2023, down 1.0% compared to the previous quarter, due to lower outsourced service expenses. When compared to the third quarter of 2022, Administrative expens-es decreased by 5.3%, due to higher consulting and advisory expens-es recorded in 3Q22,. Depreciation, Amortization and Impairment Depreciation, Amortization and Impairment expenses totaled Ch$11.6 billion in the third quarter of 2023, showing a decrease of 8.8% compared to the previous quarter. When compared to the same period in 2022, these expenses increased by 18.3%, due to the growth in the base of assets to be amortized, which is related to the progress made in the Bank's strategic transformation process. Non-interest Expenses • In the third quarter of 2023, Non-interest Expenses totaled Ch$130.5 billion, a reduction of 1.6% compared to the previous period, a variation that is mainly due to lower Administrative Expenses and Depreciation and Amortization Expenses. • When compared to the third quarter of 2022, Non-interest Expenses registered a very slight variation (+0.1%), which in the composition derives from lower Administrative Expenses that offset the increases in Personnel and Depreciation and Amortization. Highlights In the third quarter of 2023, Personnel Expenses showed a marginal variation due to the reduction in the level of personnel hired to date and lower recognition of bonus provisions, which offset the increases associated with CPI and compensation. When compared to the same quarter of 2022, Personnel Expenses increased by 2.5%, as a result of the increase in the remuneration base caused by the rise in the CPI recorded in the last 12 months. Headcount 4,982 Headcount in Chile and New York at the end of the 3Q23 - 1.3% (3Q23/2Q23) - 6.0% (3Q23/3Q22) The total number of employees, including Itaú's branch in New York, totaled 4,982 at the end of the third quarter of 2023, a reduction of 1.3% compared to 5,048 in the previous quarter and a decrease of 6.0% in the twelve-month comparison. Management Discussion & Analysis In Ch$ million 3Q23 2Q23 change 3Q22 change 9M23 9M22 change Personnel Expenses (62,511) (62,908) 397 -0.6% (60,969) (1,543) 2.5% (184,406) (171,568) (12,838) 7.5% Administrative Expenses (56,405) (56,967) 562 -1.0% (59,560) 3,155 -5.3% (167,623) (167,256) (368) 0.2% Personnel and Administrative Expenses (118,916) (119,875) 959 -0.8% (120,529) 1,613 -1.3% (352,030) (338,824) (13,205) 3.9% Depreciation, Amortization and Impairment (11,592) (12,705) 1,113 -8.8% (9,795) (1,797) 18.3% (35,823) (28,225) (7,598) 26.9% Total Non-interest Expenses (130,508) (132,580) 2,072 -1.6% (130,324) (184) 0.1% (387,853) (367,050) (20,803) 5.7% 5,160 5,125 5,177 5,210 5,298 5,163 5,144 5,048 4,982 -0.5% -0.7% 1.0% 0.6% 1.7% -2.5% -0.4% -1.9% -1.3% -1 0.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 4,50 4,70 4,90 5,100 5,30 5,50 5,70 5,90 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Chile Δ% QoQ Income Statement Analysis

33 Itaú Management Discussion & Analysis Efficiency Ratio We present the evolution of the efficiency ratio: 42.3% 45.5% 42.9% 36.9% 45.1% 3Q22 4Q22 1Q23 2Q23 3Q23 Efficiency ratio Income Statement Analysis Efficiency Ratio In the third quarter of 2023, our Efficiency Ratio totaled 45.1%, 8.2 percentage points higher than the ratio observed in the previous quarter, as a result of the 19.5% reduction in Operating Revenues, originated by the punctual results recorded in 2Q23 under the concept of Commissions and Fees. When compared to the same period in 2022, the Efficiency Ratio increased by 2.9 percentage points due to the 6.2% reduction in Operating Revenues (decrease in Margin with the Market due to decrease in UF readjustment earnings). Distribution Network Points of Service in Chile Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking. Branches | Chile and New York 182 182 180 165 165 167 165 166 153 4 6 6 9 12 12 12 13 13 -1.6% 1.1% -1.1% -6.5% 1.7% 1.1% -1.1% 1.1% -7.3% -20% -1 5% -1 0% -5% 0% 5% - 50 1 0 1 50 200 250 300 350 400 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Physical Digital Δ% Branches Chile QoQ At the end of the third quarter of 2023, the Bank had 166 branches, 7.3% below the level recorded in the previous quarter and 6.2% lower compared to the same quarter of 2022, variations that are underpinned by the digital transformation strategy developed by the Bank. Automated Teller Machines (ATMs) | Chile 397 398 366 352 354 355 149 148 142 4 4 4 4 4 4 4 4 4 -0.2% 0.2% -8.0% -3.8% 0.6% 0.3% -57.4% -0.7% -3.9% -70% -60% -50% -40% -30% -20% -1 0% 0% 1 0% - 50 1 0 1 50 200 250 300 350 400 450 500 550 600 650 700 750 800 850 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Itaú Banco Condell Δ% ATMs Chile QoQ At the end of the third quarter of 2023, the number of ATMs to-taled 146 in Chile, showing a decrease of 3.9% compared to the previous quarter and 59.2% lower than the total number of ATMs installed at the end of the third quarter of 2022, a variation that is due to the infrastructure adjustment made by the Bank as part of its digital transformation. Additionally, it is worth mentioning that, through our agreement with Redbanc, our clients have access to more than 7,500 ATMs in Chile. Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Managerial Financial Margin + Commission and Fees = Efficiency Ratio

Management Discussion & Analysis | Income Statement Analysis
Itaú

Credit Portfolio

Highlights

- At the end of the third quarter of 2023, the loan portfolio totaled Ch$22.7 billion in Chile, representing an increase of 1.9% compared to the previous quarter, which translates into a slight increase of 0.1% when isolating the effects of the variation in the UF and the movement of the currency recorded in the last quarter. Of particular note were the movements in commercial loans and mortgage (real variation of 0.3%, in both cases) which offset the 1.1% decrease in consumer loans.
- Compared to the same quarter of 2022, the loan portfolio grew by 0.8%, driven by higher activity in the Retail portfolio, both in consumer and mortgage.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	3Q23	2Q23	change	3Q22	change
Wholesale lending - Chile	**13,658,471**	**13,244,243**	**3.1%**	**14,096,450**	**-3.1%**
Commercial loans	11,113,643	10,758,733	3.3%	11,338,783	-2.0%
Foreign trade loans	1,633,832	1,550,236	5.4%	1,848,640	-11.6%
Leasing and factoring	910,996	935,274	-2.6%	909,027	0.2%
Retail lending - Chile	**9,007,230**	**8,997,238**	**0.1%**	**8,391,459**	**7.3%**
Residential Mortgage loans	**6,601,847**	**6,565,134**	**0.6%**	**6,214,491**	**6.2%**
Consumer loans	**2,405,383**	**2,432,105**	**-1.1%**	**2,176,968**	**10.5%**
Consumer installment loans	1,633,678	1,643,398	-0.6%	1,526,822	7.0%
Current account overdrafts	146,001	145,463	0.4%	132,816	9.9%
Credit card debtors	625,199	642,702	-2.7%	516,804	21.0%
Other loans and receivables	505	542	-6.7%	526	-3.9%
TOTAL LOANS[1]	**22,665,701**	**22,241,481**	**1.9%**	**22,487,909**	**0.8%**

(1) Total loans does not include balance owed by banks.

Compared to the second quarter of 2023, the total loan portfolio grew by 1.9% in nominal terms, showing a marginal variation in the last twelve months (an increase of 0.8%). Excluding exchange rate effects and inflation that impact the composition of the loan portfolio, the aforementioned variations translate into a slight increase of 0.1% compared to 2Q23 and a decrease of 0.5% compared to the close observed in September 2022.

The Wholesale portfolio showed a growth of 3.1% in this quarter compared to 2Q23, while experiencing a decrease of the same magnitude in the comparison in 12 months. However, when adjusted for exchange rate and UF variations, the indicated variations are equivalent to a slight increase of 0.3% and a decrease of 2.7% compared to the situation observed in September 2022.

On the other hand, the Retail portfolio presented a marginal growth of 0.1% compared to the end of June 30, 2023, totaling a growth of 7.3% compared to the same period of 2022. In relation to the variation compared to the previous quarter, the slower pace of expansion in consumer stands out, a portfolio affected by the trend in economic activity that has been observed over the course of the year, however, it should be noted that Itaú continues to lead among the private banks in the market as one of the institutions with the highest growth in consumer loans in the last 12 months.

Itaú
34

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 23 and 24:

In Ch$ million	3Q23			2Q23			%	3Q22			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**62,966**	**1,778**	**64,745**	**52,194**	**10,878**	**63,072**	**2.7%**	**65,834**	**4,134**	**69,968**	**-7.5%**
Managerial Financial Margin	55,573	1,552	57,125	49,457	10,440	59,897	-4.6%	58,344	3,680	62,024	-7.9%
Financial Margin with Clients	87,345	2,321	89,666	74,401	15,617	90,018	-0.4%	71,719	4,416	76,135	17.8%
Financial Margin with the Market	(31,772)	(769)	(32,541)	(24,944)	(5,176)	(30,120)	8.0%	(13,376)	(736)	(14,112)	130.6%
Commissions and Fees	7,393	226	7,619	2,737	437	3,175	140.0%	7,490	454	7,944	-4.1%
Cost of Credit	**(21,116)**	**(684)**	**(21,801)**	**(13,387)**	**(2,997)**	**(16,384)**	**33.1%**	**(12,574)**	**(751)**	**(13,325)**	**63.6%**
Provision for Loan Losses	(28,056)	(790)	(28,846)	(20,872)	(4,403)	(25,275)	14.1%	(18,071)	(1,090)	(19,162)	50.5%
Recovery of Loans Written Off as Losses	6,940	106	7,046	7,485	1,406	8,891	-20.8%	5,497	339	5,837	20.7%
Non-interest Expenses	**(45,485)**	**(1,186)**	**(46,672)**	**(34,189)**	**(6,939)**	**(41,128)**	**13.5%**	**(48,485)**	**(3,029)**	**(51,514)**	**-9.4%**
Personnel Expenses	(18,168)	(459)	(18,628)	(16,607)	(3,501)	(20,108)	-7.4%	(19,956)	(1,269)	(21,225)	-12.2%
Administrative Expenses	(22,905)	(609)	(23,514)	(14,052)	(2,708)	(16,760)	40.3%	(25,663)	(1,584)	(27,248)	-13.7%
Depreciation, Amortization and Impairment	(4,412)	(118)	(4,530)	(3,530)	(730)	(4,260)	6.3%	(2,866)	(175)	(3,041)	49.0%
Income before Tax and Minority Interests	**(3,635)**	**(92)**	**(3,728)**	**4,618**	**942**	**5,560**	**-167.0%**	**4,774**	**354**	**5,128**	**-172.7%**
Income Tax Expense	2,640	52	2,692	(394)	(38)	(432)	-723.8%	(1,535)	(111)	(1,646)	-263.6%
Minority Interests in Subsidiaries	121	2	124	(193)	(42)	(234)	-152.9%	(159)	(12)	(171)	-172.5%
Costs of hedge positions	(8,190)	(227)	(8,417)	(7,565)	(1,616)	(9,181)	-8.3%	72	(69)	3	-
Recurring Net Income	**(9,064)**	**(264)**	**(9,329)**	**(3,533)**	**(754)**	**(4,287)**	**117.6%**	**3,152**	**163**	**3,315**	**-381.4%**

In Ch$ million	9M23			9M22			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**172,726**	**29,009**	**201,735**	**197,401**	**9,068**	**206,468**	**-2.3%**
Managerial Financial Margin	154,196	25,960	180,156	173,192	8,001	181,193	-0.6%
Financial Margin with Clients	233,379	38,280	271,659	193,318	9,051	202,370	34.2%
Financial Margin with the Market	(79,182)	(12,320)	(91,503)	(20,126)	(1,050)	(21,177)	332.1%
Commissions and Fees	18,530	3,049	21,579	24,209	1,067	25,275	-14.6%
Cost of Credit	**(50,262)**	**(8,160)**	**(58,422)**	**(41,139)**	**(1,751)**	**(42,890)**	**36.2%**
Provision for Loan Losses	(68,565)	(10,777)	(79,342)	(55,602)	(2,476)	(58,078)	36.6%
Recovery of Loans Written Off as Losses	18,302	2,618	20,920	14,463	725	15,187	37.7%
Non-interest Expenses	**(120,445)**	**(19,705)**	**(140,150)**	**(136,277)**	**(6,416)**	**(142,693)**	**-1.8%**
Personnel Expenses	(52,926)	(9,114)	(62,040)	(62,251)	(3,001)	(65,252)	-4.9%
Administrative Expenses	(56,384)	(8,837)	(65,221)	(65,458)	(3,011)	(68,469)	-4.7%
Depreciation, Amortization and Impairment	(11,135)	(1,755)	(12,890)	(8,568)	(404)	(8,972)	43.7%
Income before Tax and Minority Interests	**2,019**	**1,144**	**3,163**	**19,985**	**900**	**20,885**	**-84.9%**
Income Tax Expense	4,012	516	4,529	(7,335)	(340)	(7,674)	-159.0%
Minority Interests in Subsidiaries	(185)	(72)	(257)	(392)	(26)	(419)	-38.6%
Costs of hedge positions	(24,001)	(4,186)	(28,188)	(16,401)	(462)	(16,863)	67.2%
Recurring Net Income	**(18,155)**	**(2,598)**	**(20,753)**	**(4,144)**	**73**	**(4,071)**	**409.8%**

(1) Refers to the elimination of the impact of foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2205 per COP as of September 30, 2023.

Itaú 35

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Financial Margin

Highlights

- In the third quarter of 2023, the **Financial Margin with Clients** decreased by 0.4% compared to the previous quarter, as a result of lower activity in foreign exchange transactions and clients derivatives. This adds to the impact of a reduction in the loan portfolio.
- The **Financial Margin with the Market** decreased by 8.0% in 3Q23 compared to the previous quarter, as a result of the higher costs in the management of Assets and Liabilities (ALM) derived from the high interest rates that have remained unchanged in 3Q23, which in turn has negatively affected the valuation of the portfolios of financial instruments.

Managerial Financial Margin

Financial Margin with Clients
Ch$89.7 billion

▼ **-0.4%** (3Q23/2Q23)
▲ **+17.8%** (3Q23/3Q22)

Financial Margin with the Market
Ch$-32.5 billion

▼ **-8.0%** (3Q23/2Q23)
▼ **-130.6%** (3Q23/3Q22)


Ch$ million
62,024
76,135
-14,112
59,752
87,717
-27,965
63,134
91,975
-28,841
59,897
90,018
-30,120
57,125
89,666
-32,541
3Q22
4Q22
1Q23
2Q23
3Q23
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2205 per COP as of September 30, 2023.

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between interest income and the cost of funds and (ii) the liabilities margin, which is the difference between the interest expense and the cost of funds. Working capital margin is the interest on working capital to the reference rate (TPM).

Change in the Financial Margin with Clients Breakdown


90,018
-24
-1,197
185
-1,369
2,053
89,666
1
2
3
4
2Q23
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Lower number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
3Q23

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2205 per COP as of September 30, 2023.

1. **Loan portfolio mix (-Ch$24 million):** This was a slight reduction due to a lower relative presence of the retail portfolio compared to the portfolio associated with the Wholesale segment, which, given the differences in profitability applied, implies a decrease in the average spread due to the mix effect.
2. **Average asset portfolio, assets spreads and liabilities margin (-Ch$1,197 million):** mainly due to a decrease in loans, as a result of lower commercial activity and portfolio movements observed during the quarter, effects that have been partially offset by growth in deposits.
3. **Commercial spreads on derivatives and FX transactions with clients (-Ch$1,369 million):** due to a decline in derivatives activity and foreign exchange transactions by clients (mainly Wholesale Banking)
4. **Working capital and others (+Ch$2,053 million):** mainly explained by growth in the volume of interest-bearing capital and the effect of the average TPM, which remained at 13.25% in the quarter (average of 13.17% in 2Q23, as it has remained unchanged since May).

Itaú

36

37 Itaú Management Discussion & Analysis Income Statement Analysis Risk-Adjusted Financial Margin with Clients: -39 bp • Reduction in the risk-adjusted rate, due to the 63.6% growth in Cost of Credit. Annualized average rate of financial margin with clients Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading, which makes marke ts in currencies and other financial instruments, provides hedging to our clients as well as takes risks within the applicable limi t frame-work and our risk appetite. The Financial Margin with the Market closed the quarter with a loss of Ch$32.5 billion, which represents a deterioration comp ared to the previous quarter of 8.0%, as a result of the scenario of high interest rates that has remained constant in the last quart er, nega-tively impacting the costs assumed by the banking desk in the management of asset and liability mismatches. Compared to 3Q22, the Financial Margin with the Market decreased by 130.6%, as a result of the negative impacts of higher int erest rates on the management of ALM, in addition to the recognition of lower results in the management of financial instruments ca rried out by the trading desk. Ch$ million Financial Margin with Clients: - 1 bp • Decrease in assset margin due to a decrease in the loan portfolio and lower activity in clients derivative transactions. -14,112 -27,965 -28,841 -30,120 -32,541 -1,457 -12,285 -18,477 -25,260 -29,867 - 40,000 - 35,000 - 30,000 - 25,000 - 20,000 - 15,000 - 10,000 - 5, 00 - - 35,000 - 30,000 - 25,000 - 20,000 - 15,000 - 10,000 - 5, 00 - 5,000 3Q22 4Q22 1Q23 2Q23 3Q23 Financial Margin with the Market 1-year moving average Financial Margin with the Market 5.1% 5.9% 6.3% 6.1% 6.1% 4.2% 4.3% 4.9% 5.0% 4.6% 3Q22 4Q22 1Q23 2Q23 3Q23 0.00 0.02 0.04 0.06 0.08 Financial margin with clients Risk-adjusted financial margin with clients Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2205 per COP as of September 30, 2023. Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2205 per COP as of September 30, 2023. 3Q23 2Q23 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 5,910,041 6.1% 89,666 5,986,129 6.1% 90,018 Cost of Credit (21,801) (16,384) Risk-Adjusted Financial Margin with Clients 5,910,041 4.6% 67,866 5,986,129 5.0% 73,633

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- Commissions and Fees income totaled Ch$7.6 billion in the third quarter of the year, up 140.4% compared to the previous quarter, driven by better results in revenues classified under Financial Advisory and Other items. In this regard, it is worth mentioning that, as indicated in the previous quarter, during 2Q23 there was a managerial reclassification of disbursements directly related to revenue generation. Isolating the effect mentioned above, in the third quarter of the year, higher Commissions and Fees were observed in Credit Operations and Guarantees Provided (greater activity in guarantee operations) and an increase in Insurance Brokerage due to operations materialized in the quarter.
- Compared to 3Q22, Commissions and Fees decreased by 4.0%, equivalent to Ch$321 million, a variation that is due to a compensatory effect derived from the management reclassification applied since 2Q23 in relation to the treatment of disbursements associated with revenue generation (mentioned above), the improvement in Insurance Brokerage and higher results in Asset Management (growth in the volume of portfolio under management).

In Ch$ million	3Q23	2Q23	change		3Q22	change		9M23	9M22	change	
Insurance Brokerage	3,225	2,530	695	27.5%	2,119	1,106	52.2%	8,044	6,310	1,734	27.5%
Credit Operations and Guarantees Provided	1,656	1,353	303	22.4%	1,544	112	7.2%	5,291	4,022	1,269	31.6%
Asset Management	2,589	2,814	(226)	-8.0%	2,155	434	20.1%	8,593	6,565	2,028	30.9%
Financial Advisory and Others	(1,049)	(4,697)	3,648	-77.7%	942	(1,991)	-211.5%	(3,916)	4,968	(8,884)	-178.8%
Cash Management	1,203	1,171	32	2.8%	1,184	19	1.6%	3,567	3,410	157	4.6%
Total Commissions and Fees	7,623	3,171	4,452	140.4%	7,944	(321)	-4.0%	21,580	25,275	(3,696)	-14.6%

Note: Commissions and Fees for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2205 per COP as of September 30, 2023.

Commissions and Fees Breakdown


3Q23
16%
-14%
42%
34%
22%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management


2Q23
37%
80%
43%
-148%
89%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management

Itaú 38

39 Itaú Management Discussion & Analysis Income Statement Analysis Cost of Credit At the end of the third quarter of 2023, our provision for loan losses totaled Ch$28.8 billion in Colombia, showing a growth of 14.1% compared to the previous quarter and an increase of 50.5% com-pared to the same period of the previous year, derived from the increase in non-performing loans, mentioned above. The Cost of Credit on the loan portfolio rose to 1.81% in the third quarter of the year, 48 basis points higher than the previous quar-ter's index and 76 basis points higher than that observed in 3Q22. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio As of September 30, 2023, the total allowance for loan losses, including additional provisions, decreased by 2.2% compared to the previous quarter, totaling Ch$234.5 billion, driven by the use of additional provisions made in the quarter under review, while our average loan portfolio decreased by 2.5% compared to the previous period, reaching Ch$4.83 billion. As a result, the ratio of total allowance for loan losses, including additional provisions, increased from 4.84% to 4.86% in the third quarter of the year. (*) Average Loan Portfolio 240,913 211,628 210,642 219,782 218,612 28,958 28,950 25,943 20,099 15,928 269,871 240,578 236,585 239,881 234,541 5.3 4.8 4.7 4.8 4.9 - 5. 0 - 4. 95 - 4. 90 - 4. 85 - 4. 80 - 4. 75 - 4. 70 - 4. 65 - 4. 60 - 4. 5 - 4. 50 - 4. 45 - 4. 40 - 4. 35 - 4. 30 - 4. 25 - 4. 20 - 4. 15 - 4. 10 - 4. 05 - 4. 0 - 3. 95 - 3. 90 - 3. 85 - 3. 80 - 3. 75 - 3. 70 - 3. 65 - 3. 60 - 3. 5 - 3. 50 - 3. 45 - 3. 40 - 3. 35 - 3. 30 - 3. 25 - 3. 20 - 3. 15 - 3. 10 - 3. 05 - 3. 0 - 2. 95 - 2. 90 - 2. 85 - 2. 80 - 2. 75 - 2. 70 - 2. 65 - 2. 60 - 2. 5 - 2. 50 - 2. 45 - 2. 40 - 2. 35 - 2. 30 - 2. 25 - 2. 20 - 2. 15 - 2. 10 - 2. 05 - 2. 0 - 1. 95 - 1. 90 - 1. 85 - 1. 80 - 1. 75 - 1. 70 - 1. 65 - 1. 60 - 1. 5 - 1. 50 - 1. 45 - 1. 40 - 1. 35 - 1. 30 - 1. 25 - 1. 20 - 1. 15 - 1. 10 - 1. 05 - 1. 0 - 0. 95 - 0. 90 - 0. 85 - 0. 80 - 0. 75 - 0. 70 - 0. 65 - 0. 60 - 0. 5 - 0. 50 - 0. 45 - 0. 40 - 0. 35 - 0. 30 - 0. 25 - 0. 20 - 0. 15 - 0. 10 - 0. 05 - 0.05 0.1 0 0.1 5 0.20 0.25 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 0.90 0.95 1 .00 1 .05 1 .1 0 1 .1 5 1 .20 1 .25 1 .30 1 .35 1 .40 1 .45 1 .50 1 .55 1 .60 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 2.00 2.05 2.1 0 2.1 5 2.20 2.25 2.30 2.35 2.40 2.45 2.50 2.55 2.60 2.65 2.70 2.75 2.80 2.85 2.90 2.95 3.00 3.05 3.1 0 3.1 5 3.20 3.25 3.30 3.35 3.40 3.45 3.50 3.55 3.60 3.65 3.70 3.75 3.80 3.85 3.90 3.95 4.00 4.05 4.1 0 4.1 5 4.20 4.25 4.30 4.35 4.40 4.45 4.50 4.55 4.60 4.65 4.70 4.75 4.80 4.85 4.90 4.95 5.00 5.05 5.1 0 5.1 5 5.20 5.25 5.30 5.35 5.40 5.45 5.50 - 3Q22 4Q22 1Q23 2Q23 3Q23 Allowances for loan losses (Ch$ million) - Colombia Additional provisions (Ch$ million) - Colombia Total provisions Allowances for loan losses / Loan portfolio (%) 19,162 28,665 25,220 25,275 28,846 13,325 23,286 20,237 16,384 21,801 1.05 1.84 1.62 1.32 1.81 -0. 5 -0. 1 0.3 0.7 1 .1 1 .5 1 .9 - 5,000 1 0, 00 1 5, 00 20,00 25,00 30,00 35,00 40,00 45,00 50,00 3Q22 4Q22 1Q23 2Q23 3Q23 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) In Ch$ million 3Q23 2Q23 change 3Q22 change 9M23 9M22 change Provision for Loan Losses (28,846) (25,275) (3,571) 14.1% (19,162) (9,685) 50.5% (79,342) (58,078) (21,264) 36.6% Recovery of Loans Written Off as Losses 7,046 8,891 (1,846) -20.8% 5,837 1,209 20.7% 20,920 15,187 5,733 37.7% Cost of Credit (21,801) (16,384) (5,416) 33.1% (13,325) (8,476) 63.6% (58,422) (42,890) (15,531) 36.2% Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate varia tion, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2205 per COP as of September 30, 2023. In the third quarter of 2023, the Cost of Credit amounted to Ch$21.8 billion, representing an increase of 33.1% compared to the previous period, explained by higher recoveries observed during 2Q23, which were mainly related to operations of the Wholesale portfolio and positive results in the materialization of sales of the write-off loans. In addition, during the last quarter there was an increase in the net provision for loan, due to downgrade changes applied in some specific cases of Wholesale Banking clients. When compared to 3Q22, the Cost of Credit increased by 63.6%, which is explained by the increase in non-performing loans in the portfolio and rating adjustments applied in the quarter under analysis (downgrades in Wholesale operations). Notwithstanding the above, it is worth highlighting the better performance in recov-eries, which is due to the effort in collection management. Note: Provision for loan losses and cost of credit for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2205 per COP as of September 30, 2023. Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2205 per COP as of September 30, 2023.

Management Discussion & Analysis
Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans


174,577
160,766
145,521
142,810
150,030
119,464
121,994
143,599
142,757
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Non-performing Loans over 90 days - Colombia

Note: NPLs for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2205 per COP as of September 30, 2023.

The portfolio of credits 90 days overdue showed a slight decrease of 0.6% in the third quarter of 2023 compared to the previous quarter, a variation that considers a decrease of 1.1% in the NPL portfolio of commercial loans and a 2.4% decrease in consumer, reductions partially offset by an increase of 3.7% in the portfolio with arrears over 90 days of mortgage.

When compared to the third quarter of 2022, the portfolio of credits 90 days overdue registered a decrease of 4.8%, driven by lower volume of non-performing commercial portfolio, managing to offset the increase in consumer.

NPL Ratio (%) by Segments | over 90 days


4.14%
3.79%
3.39%
3.00%
3.22%
2.62%
2.40%
2.51%
2.51%
2.39%
3.05%
3.07%
3.51%
3.21%
2.92%
2.80%
2.95%
2.40%
2.43%
2.95%
2.99%
2.94%
2.61%
2.38%
2.81%
2.78%
2.66%
2.80%
1.86%
1.84%
1.86%
2.12%
2.18%
2.23%
2.85%
2.90%
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
Commercial
Mortgage
Consumer
Total

As of September 30, 2023, the total NPL ratio over 90 days showed an increase of 5 basis points compared to the previous quarter, given the 2.1% decrease in the loan portfolio (see page 44), which is complemented by a marginal decrease in the NPL portfolio.

In a 12-month comparison, the total 90-day NPL ratio increased from 2.95% to 2.99%, explained by the contraction of the loan portfolio, as the NPL portfolio totaled a decrease of 4.8% between these periods compared.

NPL Ratio (%) | over 90 days


3.51
3.21
2.92
2.80
2.95
2.40
2.43
2.95
2.99
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Colombia

The NPL ratio of credits 90 days overdue increased by 5 basis points in the third quarter of 2023 compared to the previous period, reaching 2.99% at the end of September 30, 2023, which is due to the slight decrease in the total NPL portfolio, which is complemented by the 2.1% decrease in the loan portfolio (change in constant currency).

When compared to 3Q22, this index increased by 4 basis points, given the decline in the loan portfolio.

Coverage Ratio[1] (%) | 90 days


177
188
193
189
180
201
194
167
164
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Colombia

The 90-day coverage ratio totaled 164%, a decrease of 3 percentage points compared to the second quarter of 2023 and a decrease of 16 percentage points compared to the third quarter of 2022.

Itaú
40

41 Itaú Management Discussion & Analysis Income Statement Analysis * Loan portfolio average balance of the two previous quarters. In the third quarter of 2023, the loan portfolio write-off totaled Ch$41.1 billion, presenting a growth of 54.6% compared to the previ-ous quarter, a variation that considers an increase of Ch$7.6 billion in commercial write-off and Ch$6.5 billion associated with consumer loans. The ratio of written-off operations to loan portfolio average balance of the loan portfolio reached 3.40%, increasing 1.26 percentage points compared to the previous quarter and 1.88 percentage points compared to the same quarter of the previous year. Loan Portfolio Write-Off 29.2 18.9 34.2 36.4 19.4 35.0 27.9 26.6 41.1 2.38 1.50 2.75 2.90 1.52 2.77 2.24 2.15 3.40 0.00 0.1 0 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1 .00 1 .10 1 .20 1 .30 1 .40 1 .50 1 .60 1 .70 1 .80 1 .90 2.00 2.10 2.20 2.30 2.40 2.50 2.60 2.70 2.80 2.90 3.00 3.10 3.20 3.30 3.40 3.50 3.60 0 5 1 0 1 5 20 2 5 3 0 3 5 40 45 50 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Write-off (Ch$ billion) - Colombia Write-off / Loan Portfolio* - Annualized (%) Recovery of Loans Written-off as Losses In the third quarter of 2023, income from recovery of loans written-off as losses totaled Ch$7.0 billion, down 20.8% compared to the previous period, as a result of lower recoveries of commercial loans recorded in the third quarter of the year (Wholesale Banking opera-tions) and one-off effects observed in 2Q23, highlighting the results generated in the materialization of sales of write-offs loans portfo-lio associated, mainly, to the Retail portfolio. When compared to the same quarter of 2022, the income from re-covery of loans written-off totaled an improvement of 20.7%. Ch$ million 5,837 5,379 4,983 8,891 7,046 3Q22 4Q22 1Q23 2Q23 3Q23 Recovery of Loan Written-off as Losses (Ch$ million) - Colombia Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2205 per COP as of September 30, 2023. Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2205 per COP as of September 30, 2023. Ch$ million

42 Itaú Personnel expenses Administrative Expenses Administrative Expenses amounted to Ch$23.5 billion in the third quarter of 2023, representing an increase of 40.3% compared to the previous period, since in 2Q23 a one-off effect was recognized due to management reclassification of disbursements directly related to revenue generation (transfer from Administrative Expenses to Com-missions). When compared to the third quarter of 2022, Administrative Expens-es totaled a decrease of 13.7%, as a result of the progress made in the Bank's digital transformation process and the efficiencies generated from it. Depreciation, Amortization and Impairment Depreciation, Amortization and Impairment Expenses totaled Ch$4.5 billion in the third quarter of 2023, showing a growth of 6.3% compared to the previous quarter, as a result of the growth in the base of assets subject to amortization in the quarter under analysis. When compared to the third quarter of 2022, Depreciation, Amortization and Impairment Expenses increased by 49.0%, which is due to the progress of the Bank's transformation process and its impact on the base of assets subject to amortization. Non-interest Expenses • In the third quarter of 2023, Non-interest Expenses totaled Ch$46.7 billion, representing an increase of 13.5% compared to the previous period and a decrease of 9.4% when compared to the same date in 2022. Highlights Personnel Expenses totaled Ch$18.6 billion in the third quarter of 2023, a decrease of 7.4% compared to the previous quarter, due to lower performance bonus provisions observed in the quarter under analysis. When compared to the third quarter of 2022, Personnel Expenses decreased by 12.2%, as a result of a 7.9% decrease in the headcount, in addition to lower performance bonus provisions recognized in the quarter under analysis. Headcount The total number of employees, including Itaú Panama, totaled 2,249 in the third quarter of 2023, with no significant variation compared to the previous quarter, which in turn represents a reduction of 7.9% compared to the 2,442 observed at the end of 3Q22, a decrease that is consistent with the Bank's transformation process. 2,249 Headcount in Colombia and Panamá at the end of the 3Q23 + 0.1% (3Q23/2Q23) - 7.9% (3Q23/3Q22) Management Discussion & Analysis 2,931 2,691 2,639 2,459 2,442 2,395 2,317 2,247 2,249 -2.7% -8.2% -1.9% -6.8% -0.7% -1.9% -3.3% -3.0% 0.1% -1 5.0% -1 3.0% -1 1 .0% -9.0% -7.0% -5.0% -3.0% -1 .0% 1 .0% 1 ,500 1 ,700 1 ,900 2,100 2,30 2,50 2,70 2,90 3,100 3,30 3,50 3,70 3,90 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Colombia Δ% QoQ Income Statement Analysis Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.2205 per COP as of September 3 0, 2023. In Ch$ million 3Q23 2Q23 change 3Q22 change 9M23 9M22 change Personnel Expenses (18,628) (20,108) 1,480 -7.4% (21,225) 2,597 -12.2% (62,040) (65,252) 3,212 -4.9% Administrative Expenses (23,514) (16,760) (6,753) 40.3% (27,248) 3,734 -13.7% (65,221) (68,469) 3,248 -4.7% Personnel and Administrative Expenses (42,141) (36,868) (5,273) 14.3% (48,473) 6,332 -13.1% (127,260) (133,720) 6,460 -4.8% Depreciation, Amortization and Impairment (4,530) (4,260) (270) 6.3% (3,041) (1,489) 49.0% (12,890) (8,972) (3,917) 43.7% Total Non-interest Expenses (46,672) (41,128) (5,543) 13.5% (51,514) 4,843 -9.4% (140,150) (142,693) 2,543 -1.8%

43 Itaú Management Discussion & Analysis Efficiency Ratio We present the evolution of the efficiency ratio: 73.6% 81.6% 70.8% 65.2% 72.1% 3Q22 4Q22 1Q23 2Q23 3Q23 Efficiency ratio Income Statement Analysis Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.2205 per COP as of September 30, 2023. Efficiency Ratio In the third quarter of 2023, Colombia's Efficiency Ratio amounted to 72.1%, increasing by 6.9 percentage points compared to the previous quarter, as in 2Q23 there was an extraordinary decrease in Non-interest Expenses, as a result of the application of a managerial reclassification (towards commissions) of disbursements directly associated with revenue generation. When compared to the third quarter of 2022, the Efficiency Ratio decreased by 1.5 percentage points, as a result of the 9.4% decrease in Non-interest Expenses which, as mentioned above, is explained by the reduction in the level of headcount contracted to date and the progress in the Bank's transformation process. Distribution Network Points of Service in Colombia Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices, internet banking and telephone banking. Branches | Colombia and Panama Automated Teller Machines (ATMs) | Colombia 107 104 86 79 78 74 70 69 63 -0.9% -2.8% -17.3% -8.1% -1.3% -5.1% -5.4% -1.4% -8.7% -40% -30% -20% -1 0% 0% 1 0% 20% - 50 1 0 1 50 200 250 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Colombia Δ% Branches Colombia QoQ As of September 30, 2023, 63 branches were registered under the Itaú brand in the consolidated view of Colombia (including Pana-ma), which represents a decrease of 8.7% (6 fewer branches) com-pared to the previous quarter, while compared to the same period of 2022, the number of branches registered a decrease of 19.2% (15 fewer branches). 122 121 107 107 102 103 104 106 103 -0.8% -0.8% -11.6% 0.0% -4.7% 1.0% 1.0% 1.9% -2.8% -35% -30% -25% -20% -1 5% -1 0% -5% 0% 5% 1 0% 50 1 0 1 50 200 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Colombia Δ% ATMs Colombia QoQ At the end of the third quarter of 2023, the number of ATMs to-taled 103 in Colombia, showing a decrease of 2.8% compared to the previous quarter (decrease of 3 ATMs) and a slight increase compared to 3Q22. It is worth mentioning that our customers con-tinue to have access to more than 16,000 ATMs through financial institutions in Colombia. Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Managerial Financial Margin + Commission and Fees = Efficiency Ratio

Management Discussion & Analysis | Income Statement Analysis

Credit Portfolio

Highlights

- Excluding the effect of exchange rate variations, at the end of the third quarter of 2023, Colombia's loan portfolio showed areduction of 2.1% compared to the previous quarter and 6.2% in the twelve-month comparison, reaching Ch$4.77 billion, which in terms of the composition of the portfolio, means decreases in both the Wholesale operations group. as well as those associated with Retail

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	3Q23	2Q23	change	3Q22	change
Wholesale lending	**3,142,083**	**3,197,305**	**-1.7%**	**3,295,925**	**-4.7%**
Commercial loans	2,741,183	2,791,150	-1.8%	2,870,834	-4.5%
Current account overdrafts	11,672	8,797	32.7%	12,971	-10.0%
Leasing and factoring	382,240	390,271	-2.1%	404,702	-5.6%
Other loans and receivables	6,987	7,086	-1.4%	7,417	-5.8%
Retail lending	**1,627,823**	**1,673,990**	**-2.8%**	**1,789,914**	**-9.1%**
Residential Mortgage loans	**781,137**	**791,492**	**-1.3%**	**807,109**	**-3.2%**
Housing leasing	448,703	454,456	-1.3%	468,979	-4.3%
Other mortgage loans	332,435	337,036	-1.4%	338,130	-1.7%
Consumer loans	**846,686**	**882,498**	**-4.1%**	**982,805**	**-13.9%**
Consumer loans	599,983	630,868	-4.9%	731,656	-18.0%
Current account overdrafts	1,453	1,443	0.7%	1,374	5.8%
Credit card debtors	200,358	204,640	-2.1%	205,691	-2.6%
Leasing consumer	79	89	-11.9%	134	-41.1%
Other loans and receivables	44,812	45,458	-1.4%	43,950	2.0%
					0.0%
TOTAL LOANS[1]	**4,769,906**	**4,871,295**	**-2.1%**	**5,085,839**	**-6.2%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate v ariation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2205 pe r COP as of September 30, 2023.

(1) Total loans does not include balance owed by banks.

In the third quarter of 2023, Colombia's loan portfolio showed a decrease of 2.1% compared to the previous quarter, a variation that considers a lower level of commercial portfolio (wholesale lending by 1.7%) and lower activity in the Retail portfolio by 2.8%, highlighting the lower consumer activity, which in the same way as has been observed in the case of Chile, It has been diminished by the economic conditions that have hindered growth.

Compared to September 2022, the total loan portfolio totaled a reduction of 6.2%, which considers decreases of 4.7% in commercial loans, mortgage with a decrease of 3.2% and consumer with a lower portfolio of 13.9%, movements that are due to the economic conditions observed in the year and the commercial strategies applied based on these conditions.

Itaú 44

Management Discussion & Analysis | Consolidated Balance Sheet

Consolidated Balance Sheet

Assets

In Ch$ million, end of period	3Q23	2Q23	change	3Q22	change
Cash and deposits in banks	2,256,473	2,000,644	12.8%	2,056,848	9.7%
Cash items in process of collection	763,827	338,923	125.4%	704,650	8.4%
Trading investments	648,233	852,579	-24.0%	700,404	-7.4%
Investments under resale agreements	316,671	147,357	114.9%	141,069	124.5%
Financial derivatives contracts	3,577,999	3,399,381	5.3%	4,824,275	-25.8%
Interbank loans, net	31,918	19,287	65.5%	35,753	-10.7%
Loans and accounts receivable from customers, net of loan loss allowances	26,639,618	25,737,939	3.5%	26,567,149	0.3%
Available-for-sale investments	4,607,769	4,892,616	-5.8%	3,759,769	22.6%
Held-to-maturity investments	1,291,562	1,220,207	5.8%	1,066,595	21.1%
Investments in associates and other companies	26,678	24,469	9.0%	22,460	18.8%
Intangible assets[1]	694,502	690,634	0.6%	695,945	-0.2%
Property, plan and equipment	143,432	145,643	-1.5%	158,537	-9.5%
Current taxes	101,240	114,403	-11.5%	40,614	149.3%
Deferred taxes	265,405	303,152	-12.5%	247,897	7.1%
Other assets	897,306	691,075	29.8%	1,149,699	-22.0%
Total Assets	**42,262,634**	**40,578,311**	**4.2%**	**42,171,663**	**0.2%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the third quarter of 2023, our assets totaled Ch$42.3 trillion, growing by Ch$1,684 billion or 4.2%, compared to the previous quarter, as presented below:



Ch$ billion
(418)
955
543
256
169
179
1,684
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Sep-23 - Jun-23

Compared to the third quarter of the year 2022, total assets increased by Ch$91 billion or 0.2%. The main variations are presented below:



Ch$ billion
1,021
107
(166)
200
176
(1,246)
91
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Sep-23 - Sep-22

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.

** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

September 30, 2023

Ch$ 42.3 trillion

▲ **+ 4.2%** (Sep-23 vs. Jun-23)

▲ **+ 0.2%** (Sep-23 vs. Sep-22)



0.7%
1.6%
3.4%
8.5%
15.5%
5.3%
64.9%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 35.5 trillion

▲ **+ 2.6%** (Sep-23 vs. Jun-23)

▲ **+ 0.2%** (Sep-23 vs. Sep-22)

Ch$ 6.7 trillion

▲ **+ 13.1%** (Sep-23 vs. Jun-23)

▲ **+ 0.4%** (Sep-23 vs. Sep-22)



Ch$ billion
35,769
37,784
37,619
40,326
42,172
40,504
40,868
40,578
42,263
18%
18%
17%
18%
16%
13%
13%
15%
16%
82%
82%
83%
82%
84%
87%
87%
85%
84%
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Chile
Colombia
Total

Itaú 45

Management Discussion & Analysis | Consolidated Balance Sheet

Itaú

Consolidated Balance Sheet

Liabilities

In Ch$ million, end of period	3Q23	2Q23	change	3Q22	change
Deposits and other demand liabilities	5,541,711	5,424,910	2.2%	6,375,900	-13.1%
Cash items in process of being cleared	839,570	430,306	95.1%	728,926	15.2%
Obligations sold under repurchase agreements	418,868	492,874	-15.0%	441,427	-5.1%
Time deposits and other time liabilities	13,410,035	12,769,620	5.0%	12,123,989	10.6%
Financial derivatives contracts	3,591,221	3,247,803	10.6%	4,832,812	-25.7%
Interbank borrowings	5,138,259	4,820,614	6.6%	5,483,420	-6.3%
Issued debt instruments	8,061,290	8,264,869	-2.5%	7,458,468	8.1%
Other financial liabilities	420,819	364,172	15.6%	45,154	832.0%
Current taxes	995	814.654262	22.2%	26,899	-96.3%
Deferred taxes	0	0	-	0	-
Provisions	446,630	413,172	8.1%	463,156	-3.6%
Other liabilities[1]	762,490	813,907	-6.3%	877,789	-13.1%
Total Liabilities	**38,631,888**	**37,043,060**	**4.3%**	**38,857,940**	**-0.6%**
Attributable to Shareholders	**3,627,397**	**3,532,317**	**2.7%**	**3,310,658**	**9.6%**
Non-controlling interest	3,349	2,933	14.2%	3,066	9.3%
Total Equity and Liabilities	**42,262,634**	**40,578,311**	**4.2%**	**42,171,663**	**0.2%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of the third quarter of 2023, compared to the previous quarter, are presented in the chart below:


640
117
(74)
(204)
343
766
1,589
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Sep-23 - Jun-23

Compared to the third quarter of 2022, the main changes in liabilities are highlighted as follows:


1,286
(834)
(23)
603
(1,242)
(17)
(226)
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Sep-23 - Sep-22

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú

46

Management Discussion & Analysis | Consolidated Balance Sheet

Balance Sheet by Currency

Assets | September 30, 2023

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	2,256,473	1,953,775	777,294	-	1,176,481	302,698
Cash items in process of collection	763,827	760,065	361,328	-	398,737	3,762
Trading investments	648,233	339,918	224,465	115,453	-	308,315
Investments under resale agreements	316,671	212,620	132,353	-	80,267	104,050
Financial derivatives contracts	3,577,999	3,362,747	2,300,500	247,339	814,907	215,253
Interbank loans, net	31,918	8,792	-	-	8,792	23,126
Loans and accounts receivable from customers, net of loan loss allowances	26,639,618	22,088,325	7,380,381	11,238,741	3,469,203	4,551,293
Available-for-sale investments	4,607,769	4,103,068	3,344,924	324,054	434,090	504,701
Held-to-maturity investments	1,291,562	934,540	460,051	402,329	72,161	357,022
Investments in associates other companies	26,678	20,047	19,826	-	220	6,631
Intangible assets	694,502	657,593	657,389	-	205	36,909
Property, plant and equipment	143,432	108,975	103,158	-	5,817	34,457
Current taxes	101,240	42,671	42,417	-	254	58,569
Deferred taxes	265,405	172,647	157,023	-	15,624	92,758
Other assets	897,306	782,026	292,294	4,909	484,823	115,280
Total Assets	**42,262,634**	**35,547,810**	**16,253,404**	**12,332,825**	**6,961,581**	**6,714,825**

Liabilities | September 30, 2023

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	5,541,711	3,588,965	2,842,011	32,148	714,805	1,952,747
Cash items in process of being cleared	839,570	839,554	523,682	-	315,871	16
Obligations sold under repurchase agreements	418,868	213,488	213,488	-	0	205,380
Time deposits and other time liabilities	13,410,035	11,181,061	7,966,677	1,034,297	2,180,087	2,228,974
Financial derivatives contracts	3,591,221	3,371,786	2,407,317	208,686	755,784	219,435
Interbank borrowings	5,138,259	4,478,473	3,007,284	-	1,471,189	659,786
Issued debt instruments	8,061,290	7,401,690	186,217	7,215,473	-	659,600
Other financial liabilities	420,819	420,819	51,042	-	369,777	-
Current taxes	995	79	79	-	-	916
Deferred taxes	-	-	-	-	-	-
Provisions	446,630	363,916	335,117	-	28,799	82,714
Other liabilities	762,490	679,869	318,540	180,153	181,177	82,621
Total Liabilities	**38,631,888**	**32,539,700**	**17,851,453**	**8,670,756**	**6,017,491**	**6,092,188**
Capital	2,687,951	2,179,781	2,179,781	-	-	508,169
Reserves	236,039	(107,325)	(107,325)	-	-	343,364
Valuation adjustment	8,359	(12,558)	10,752	-	(23,310)	20,917
Retained Earnings:	**695,048**	**945,824**	**389,426**	**242,540**	**313,857**	**(250,776)**
Retained earnings or prior years	498,085	752,411	498,085	-	254,325	(254,325)
Income for the period	281,375	277,826	(24,246)	242,540	59,532	3,550
Minus: Provision for mandatory dividend	(84,413)	(84,413)	(84,413)	-	-	-
Equity attributable to shareholders	**3,627,397**	3,005,722	2,472,635	242,540	290,547	621,674
Non-controlling interest	3,349	2,388	2,387	-	0	962
Total Equity	**3,630,746**	**3,008,110**	**2,475,022**	**242,540**	**290,548**	**622,636**
Total Liabilities and Equity	**42,262,634**	**35,547,810**	**20,326,475**	**8,913,297**	**6,308,038**	**6,714,825**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholder s.

Itaú 47

Management Discussion & Analysis | Consolidated Balance Sheet
Itaú

Credit Portfolio

Highlights

- At the end of the third quarter of 2023, the Bank's loan portfolio totaled Ch$27.4 billion, 3.6% higher than the level recorded in the second quarter and 0.4% higher than the total placements recorded as of September 30, 2022. The variation in loans compared to 2Q23is mainly explained by higher activity in commercial loans in Chile, since the nominal growth of 12.5% in Colombian loans is entirely explained by the variability of the exchange rate, given that, in constant currency, the total portfolio of loans in Colombia totaled a decrease of 2.1% compared to the previous quarter and a decrease of 6.2% compared to 3Q22 (see details on page 44).
- In the twelve-month comparison, the slight increase of 0.4% in total loans is explained by the decrease in the Colombian portfolio (mainly commercial and consumer loans); while in Chile there was a growth of 0.8%, driven by greater activity in consumer.

In Ch$ million, end of period	3Q23	2Q23	change	3Q22	change
Wholesale lending	16,800,554	16,026,441	4.8%	17,233,245	-2.5%
Chile	13,658,471	13,244,243	3.1%	14,096,450	-3.1%
Commercial loans	11,113,643	10,758,733	3.3%	11,338,783	-2.0%
Foreign trade loans	1,633,832	1,550,236	5.4%	1,848,640	-11.6%
Leasing and Factoring	910,996	935,274	-2.6%	909,027	0.2%
Colombia	3,142,083	2,782,199	12.9%	3,136,795	0.2%
Commercial loans	2,759,843	2,442,596	13.0%	2,751,632	0.3%
Leasing and Factoring	382,240	339,603	12.6%	385,163	-0.8%
Retail lending	10,635,053	10,453,895	1.7%	10,094,954	5.4%
Chile	9,007,230	8,997,238	0.1%	8,391,459	7.3%
Consumer loans	2,405,383	2,432,105	-1.1%	2,176,968	10.5%
Residential mortgage loans	6,601,847	6,565,134	0.6%	6,214,491	6.2%
Colombia	1,627,823	1,456,656	11.8%	1,703,496	-4.4%
Consumer loans	846,686	767,923	10.3%	935,354	-9.5%
Residential mortgage loans	781,137	688,733	13.4%	768,141	1.7%
TOTAL LOANS[1]	27,435,607	26,480,336	3.6%	27,328,200	0.4%
Chile	22,665,701	22,241,481	1.9%	22,487,909	0.8%
Colombia	4,769,906	4,238,855	12.5%	4,840,290	-1.5%

(1) Total loans does not include balance owed by banks.


Loan Portfolio - Breakdown
Mortgage 16%
Consumer 18%
Commercial 66%
Colombia 17%
Chile 83%
Mortgage 29%
Consumer 11%
Commercial 60%

Credit Portfolio - Currency Breakdown


Ch$ billion
Sep-23 7,838 11,239 8,359 27,436
Jun-23 8,070 10,910 7,500 26,480
Mar-23 8,388 10,613 7,518 26,518
Dec-22 8,113 10,692 7,823 26,627
Sep-22 7,028 11,133 9,167 27,328
Jun-22 6,870 10,676 9,023 26,569
Ch$ UF FX

As of September 30, 2023, Ch$8.359 billion of our total loans portfolio were denominated or indexed to foreign currency. This portion grew by 11.4% in this quarter and represents approximately 30% of our total loan portfolio. In the third quarter of the year 2023, the USD/CLP exchange rate increased by 11.1%, approximately Ch$89 per dollar.

Itaú
48

Management Discussion & Analysis | Consolidated Balance Sheet

NPL Ratio (90 days overdue) by segment

At the end of the third quarter of 2023, our consolidated 90-day NPL ratio reached 2.14%, an increase of 11bp compared to the previous quarter and an increase of 7bp compared to the same period in 2022.

The NPL ratio for Commercial loans increased from 2.40% to 2.42% compared to the previous quarter. Excluding student loans, the commercial loans NPL ratio reached 2.14%, up 3bp compared to the previous quarter and 19bp lower compared to 3Q22.

In the case of consumer loans, the NPL ratio increased by 44bp compared to the previous period and was 83bp higher than the rate recorded in the same period of 2022, while mortgage registered a 12bp increase compared to the previous period and 23bp compared to 3Q22, totaling 1.26%.


2.97%
2.80%
2.34%
1.39%
1.12%
2.30%
2.05%
1.88%
1.30%
1.07%
2.19%
1.95%
1.82%
1.58%
1.03%
2.45%
2.26%
2.02%
1.80%
1.06%
2.53%
2.34%
2.07%
1.88%
1.03%
2.36%
2.07%
2.05%
1.97%
1.03%
2.54%
2.26%
2.33%
2.12%
1.08%
2.40%
2.26%
2.11%
2.04%
1.14%
2.70%
2.42%
2.14%
2.14%
1.26%
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

Tangible Equity Breakdown

The chart below shows the calculation of the average tangible Shareholders Equity or "Managerial Equity", which we use to determine the RoTAE.


3Q23 Average Balance (Ch$ billion)
Goodwill: Ch$ 493
Ch$ 493
Ch$ -
Intangibles from PPA: Ch$ 29
Ch$ 29
Ch$ -
All other Assets: Ch$ 41,165
Ch$ 34,655
Ch$ 6,510
Assets: 41,687
Deferred taxes asociated with intangibles from PPA: Ch$ 8
Ch$ 8
Ch$ -
All other Liabilities: Ch$ 37,232
Ch$ 32,145
Ch$ 5,935
Liabilities: 38,088
Asociated w/ PPA Intang.: Ch$ -
Minority Interest ex GW and PPA Intangibles: Ch$ 3
Minority Interest: 3
GW and PPA Intangibles: Ch$ 514
Ch$ 514
Ch$ -
Managerial Tang. Equity: Ch$ 3,081
Ch$ 2,506
Ch$ 575
Shareholders' Equity: 3,595
Managerial Tang. Equity: Ch$ 3,081
÷
Recurring Results: Ch$ 70.9
=
Recurring RoTE: 9.2%
Ch$ 2,506
÷
Ch$ 80.0
=
12.8%
Ch$ 575
÷
Ch$ -9.1
=
-6.3%

Itaú 49

Management Discussion & Analysis | Consolidated Balance Sheet
Itaú

Funding

Highlights

- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy.
- Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads vs. peers obtained in these issuances have stayed between 8bp and 12bp. As of September 2023, we have issued bonds for UF 9.1 million (equivalent to Ch$329.000 million and US$369 million).
- Total financing amounted to Ch$33.0 billion at the end of the third quarter of 2023, increasing by 2.7% compared to the previous quarter and 3.3% compared to the same period in 2022. The variation compared to the previous quarter mainly considers: (i) a 5.0% increase in Time deposits and saving accounts, (ii) a 6.6% growth in Interbank borrowings and (iii) a 2.2% expansion in Deposits and other demand liabilities, changes that offset the decreases in Bonds by 3.0% and Investments sold under repurchase agreements by 15.0%.
- In comparison with the same period in 2022, the growth in total financing is based, on the one hand, on the growth of 10.6% in Time deposits and saving accounts that register, to some extent, a transfer of funds from Deposits and other demand liabilities (decrease of 13.1%), a variation that is complemented by the increase of 9.6% in Bonds and 832.0% in Other financial liabilities.

In Ch$ million, end of period	3Q23	2Q23	change		3Q22	change	
Funding from Clients (A)	**19,370,614**	**18,687,403**	**683,211**	**3.7%**	**18,941,316**	**429,298**	**2.3%**
Deposits and other demand liabilities	5,541,711	5,424,910	116,802	2.2%	6,375,900	-834,189	-13.1%
Time deposits and saving accounts	13,410,035	12,769,620	640,415	5.0%	12,123,989	1,286,046	10.6%
Investments sold under repurchase agreements	418,868	492,874	-74,006	-15.0%	441,427	-22,559	-5.1%
Other Funding (B)	**13,620,368**	**13,449,655**	**170,713**	**1.3%**	**12,987,042**	**633,326**	**4.9%**
Letters of credit	15,044	16,349	-1,306	-8.0%	20,162	-5,118	-25.4%
Bonds	6,770,953	6,982,536	-211,583	-3.0%	6,180,131	590,823	9.6%
Subordinated bonds	1,275,293	1,265,984	9,309	0.7%	1,258,176	17,117	1.4%
Interbank borrowings	5,138,259	4,820,614	317,645	6.6%	5,483,420	-345,162	-6.3%
Other financial liabilities	420,819	364,172	56,647	15.6%	45,154	375,666	832.0%
Total Funding (A) + (B)	**32,990,982**	**32,137,058**	**853,924**	**2.7%**	**31,928,358**	**1,062,624**	**3.3%**

Loans and Funding

The ratio between the loan portfolio and the funds raised from clients and other funding reached 83.2% in the third quarter of 2023:


85.6%
84.5%
83.5%
82.4%
83.2%
31.9
27.3
31.5
26.6
31.7
26.5
32.1
26.5
33.0
27.4
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Loan portfolio / Funding from clients and other funding
Loan portfolio
Funding from clients and other funding

Itaú
50

Management Discussion & Analysis | Risk and Capital Management

Risk and Capital Management

We believe that risk management is essential to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite statement defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a Risk and Capital Commission to assist our Board and management in their assessment and management of market and liquidity risks, P&L and capital adequacy, in accordance with both economic principles and the applicable regulation. The Commission applies these principles and rules to provide oversight and management of market and liquidity risks, P&L and economic capital allocation, to review the effectiveness of related policies and limits as well as to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a forward-looking stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process ("ICAAP"), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

Chile

In Ch$ million	3Q23	2Q23
High Quality Liquid Assets	3,491,037	4,290,672
Net Potential Cash Outflows	1,715,769	1,911,950
LCR (%)	203.5%	224.4%

Colombia

In Ch$ million	3Q23	2Q23
High Quality Liquid Assets	940,814	925,165
Net Potential Cash Outflows	531,444	414,548
LCR (%)	177.0%	223.2%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2205 per COP as of September 30, 2023.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum gradually increased to 100% by June 2022. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

Chile

In Ch$ million	3Q23	2Q23
Available Stable Funding	21,781,728	21,860,331
Required Stable Funding	18,779,514	18,889,124
NSFR (%)	116.0%	115.7%

Colombia

In Ch$ million	3Q23	2Q23
Available Stable Funding	3,834,099	3,962,714
Required Stable Funding	3,986,098	4,126,519
NSFR (%)	96.2%	96.0%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2205 per COP as of September 30, 2023.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

Itaú 51

Management Discussion & Analysis | Risk and Capital Management
Itaú

Capital

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* ("CMF"), which follows the Chilean banking law capital requirements. During 2019, the new General Banking Law was published, which aims to adopt Basel III standards as of December 1, 2020.

In this context, on March 20, 2020, the CMF reported that, in coordination with the Central Bank of Chile, it decided to post pone the implementation of the Basel III requirements for one year. However, during 2020, the final rules regarding pillars I, II and III were published. According to the new law, capital requirements have increased in quantity and quality, since the incorporation of the measurement of new risks and the precision in the quantification of the bank's capital. That is why new Pillar II capital require ments are also incorporated, with the aim of ensuring adequate management of the risks to which the entity is exposed.

Currently, our minimum capital requirements are expressed as the ratio of capital – effective equity composed of Tier I and Tier II Capital – and Risk-Weighted Assets, which as of December 1, 2022 and in its second year of transition, starts with 15% of the deductions from the capital base, in accordance with the provisions of Chapter 21-1 of the R.A.N. Consequently, the minimum total capital requirement for the Bank is set at 9.5%.

Itaú aims to maintain a total capital ratio (RAI) of 13.0%, as of December 2022.

Solvency Ratios

In Ch$ millions, end of period	3Q23	2Q23
Core capital [1]	3,627,397	3,532,317
(-) Goodwill	(492,512)	(492,512)
(-) New discounts under Basel III	(39,848)	(45,034)
(+) Subordinated debt	1,113,603	1,118,158
(+) Additional provisions	176,407	177,968
(+) Minority interest	3,349	2,933
= Regulatory capital	4,388,396	4,293,831
Risk-Weighted assets (RWA)	28,765,256	27,434,478
Solvency Ratio	15.26%	15.65%
Core capital ratio [1]	10.77%	10.93%

Note: (1) Core Capital = *Capital básico* according to CMF current definitions aplied from 4Q21; (2) Regulatory capital Ratio = Regulatory capital / RWA, according to CMF current definitions aplied from 4Q21.

Main changes in the 3Q23


33 bp
2 bp
-2 bp
-74 bp
1 bp
15.65%
15.26%
2Q23
Core Capital (1)
New discounts under Basel III
Subordinated Bonds
RWA
Other
3Q23

The Solvency Ratio decreased 39 basis points, from 15.65% to 15.26%, mainly due to a increase in risk weighted assets and a decrease in the computable subordinated debt. This was partially offset by results of the period and to other comprehensive income (OCI).

Itaú
52

Management Discussion & Analysis | Risk and Capital Management
Itaú

Ownership structure and resource management

The Bank's current ownership structure consists of Itaú Unibanco (66.69%) and minority shareholders (33.31%). It is worth mentioning that the ownership structure was recently updated, on July 14, 2022, the date on which the termination of the Transaction Agreement, dated as of January 20, 2017, among Itaú Corpbanca, among Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones GASA Limitada and other related companies of CG Banking, as well as the Shareholders Agreement, dated as of April 1, 2016, among CorpGroup Interhold SpA, Inversiones Gasa Limitada, CG Banking, CorpGroup Holding Inversiones Limitada, SAGA, ITB Holding Brasil Participações Ltda and Itaú Unibanco Holding S.A., was communicated to the market by means of a Material Event Notice filed with the CMF.

The Bank's bylaws, Title VII, establish that it must distribute annually as a cash dividend to its shareholders, at the proposal of the Board of Directors and in proportion to its shares, at least 30% of the net profits of each year. However, no dividend may be distributed if a part of the capital has been lost, while the loss has not been repaired, or in the event that due to the effect of the distribution the Bank infringes any of the patrimonial requirements required by the General Law of Banks.

Under the development exercise of the capital contingency plan, we seek to design a system that allows an efficient response to a capital adequacy event (ESC), in order to safeguard the continuity of the Bank and its subsidiaries, minimize negative effects and protect depositors, creditors and shareholders of Itaú. The capital contingency plan is reviewed and updated annually, in accordance with the preparation of the Bank's capital plan or other possible needs, with the aim of having a plan that allows stabilizing and resolving these situations in the appropriate time, safeguarding compliance with internally defined capital requirements, as well as regulatory requirements.

Itaú
53

Additional Information 03 Management Discussion & Analysis and Complete Balance sheet & income statements

(This page was intentionally left blank)

56 Itaú Management Discussion & Analysis Additional Information Our Shares Banco Itaú Chile capital stock is composed of 216,340,749 common shares traded on the Santiago Stock Exchange (ITAUCL) as of September 30, 2023. Shares are also traded as American Depositary Receipts (“ADR”) on the New York Stock Exchange (ITCL). Dividends The actual amount of dividends will depend on, among other factors, our current level of net income, capital and legal reserve requirements, as well as market conditions. We cannot guarantee the amount or timing of future divi-dends. For purposes of capital requirements, annual dividends are provisioned at 30%. Banco Itaú Chile paid its last annual dividend of Ch$0,1336629158920 / share in Chile on April 20, 2023. The dividend payout ratio was 30% of 2022 Net Income, equivalent to a dividend yield of 6.89%. The following table shows dividends per share distributed during the past five years: Charge to Fiscal Year Year paid Net Income (Ch$ mn)1 % Distrib-uted Dividend per Share (Ch$) 2018 2019 172,047 30% 0.100728627 2019 2020 127,065 100% 0.2479770771 2020 2021 (925,479) 0% 0.000000000 2021 2022 277,806 30% 0.0856089775 2022 2023 433,744 30% 0,13366291589 Ch$1.85 trillion | US$2.1 billion Market Capitalization Corporate Structure Chart Performance in the Capital Markets Sell-side ratings 8 0 0 Buy Hold Sell Source: Sell-side reports. As of September 30, 2023, our shareholders structure was as follows: Shareholder Base and Ratios 3Q23 2Q23 3Q22 Number of outstanding shares (million) 216,3 216,3 973,517.9 Number of outstanding ADRs [1:1/3] (million) 6.32 6.54 6.47 Recurring Diluted Earnings per share in the quarter (Ch$) 327.77 684.02 0.12 Accounting Diluted Earnings per share in the quarter (Ch$) 301.80 653.14 0.12 Recurring Diluted Earnings per ADR in the quarter (US$) 0.12 0.28 0.19 Accounting Diluted Earnings per ADR in the quarter (US$) 0.11 0.27 0.18 Book value per share in the quarter (Ch$) 16,767.05 16,327.56 3.40 Price* / Earnings (P/E) 7.10 3.29 3.95 Price*/ Tangible Book Value (P/B) 0.60 0.62 0.64 ITAUCL ITCL Price and Volume (Common shares) (ADR) Ch$ US$ Closing Price at 09/30/2023 8,572 3.16 Maximum price in the quarter 9,802 4.09 Average Price in the quarter 9,164 3.59 Minimum price in the quarter 8,420 3.16 Closing Price at 06/30/2023 8,600 3.50 Closing Price at 09/30/2022 8,257 2.87 Change in 3Q'23 -0.33% -9.71% Change in LTM 3.82% 10.07% Average daily trading volume LTM (million) 1,384 0.04 Average daily trading volume in 3Q'23 (million) 1,429 0.02 * Closing price on the last trading day of each period. 1- Net Income Attributable to Shareholders (Accounting) Strengths of our structure • Itaú is controlled by Itaú Unibanco. • Professional and experienced management team. Average daily traded volumes for the 12-month period ended September 30, 2023 (US$ million) 1− Includes 25,360,509 shares owned by ITB Holding Brasil Participações Ltda. that are under custody. 1.55 0.04 1.59 Santiago NY Total Banco Itaú Chile 216,340,749(# total shares). Itaú Unibanco1 66.69% Others 33.31% Others Free Float Sec. Brokerage 19.23% 6.39% ADR's & Foreign Inst. Investors Local Inst.Investors 6.44% Others 1.25% 72.1 mn (# shares)

Management Discussion & Analysis | Additional Information
Itaú

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Banco Itaú Chile is rated by two internationally recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Stable

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Banco Itaú Chile is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys') and by ICR Clasificadora de Riesgo ('ICR Chile').

Feller Rate	Rating
Long-term issuer credit rating	AA+
Senior unsecured bonds	AA+
Letter of credit	AA+
Long-term deposits	AA+
Subordinated bonds	AA
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Humphreys	Rating
Long-term issuer credit rating	AA+
Senior unsecured bonds	AA+
Letter of credit	AA+
Long-term deposits	AA+
Subordinated bonds	AA
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

ICR Chile	Rating
Solvency	AA+
Short-term deposits (up to 1 year)	N1+
Long-term deposits (more than 1 year)	AA+
Letters of Credit	AA+
Bonds	AA+
Subordinated bonds	AA
Outlook	Stable

Itaú
57

Management Discussion & Analysis Additional Information

Our Value Proposition

Segmentation

Based on a segmentation model aimed at optimizing the level of service, satisfaction and profitability per customer, Itaú has focused on the delivery of financial solutions that create value for its customers, recognizing and adapting to new trends and needs, putting a main focus on the **"digital transformation".**

Wholesale Banking


CIB
Institutional
Multinational
Real Estate
Large Companies

- **Corporate and Investment Banking (CIB):** serves the largest economic groups of the country. This unit is distinguished by the understanding and knowledge of the business of its clients, focusing on serving them with value propositions adapted to their needs, maintaining a constant search for the quality of the services delivered and real concern in the use of Environmental, Social and Governance (ESG) criteria.
- **Institutional:** this segment is specialized in financial and non-financial institutional clients, with focus on their investment, funding and non – credit products and services needs for their daily operations.
- **Multinational:** levers the Itaú BBA footprint along Latam, developing distinct value proposals for companies operating along the region. We supply different alternatives for optimizing working capital and Treasury management cross border.
- **Real Estate and Construction Banking:** serves clients that develop and sell real estate, lease commercial, industrial and residential buildings, and construction companies.
- **Large Companies Banking:** its clients correspond to legal entities and/or economic groups with annual revenues between US$8 and US$100 million, that do not operate in the real estate or construction industries. It stands out for its national presence from the business center of Santiago to commercial executives in the main cities of the country.

Retail Banking


Private Bank
Personal Bank
Itau Branches
Banco Condell

- **Private Bank:** serves high income individuals with net investments over US$1 million and their personal businesses.
- **Personal Bank:** serves individuals with monthly income from Ch$2.5 million in the Metropolitan Region and Antofagasta, and Ch$2.3 million in other parts of Chile, or investments between Ch$70 million and Ch$700 million .
- **Itau Branches:** corresponds to the commercial segment that serves individuals with monthly income between Ch$600,000 and Ch$2.5 million in the Metropolitan Region and Antofagasta, and Ch$2.3 million in other parts of Chile, or investments under Ch$70 million.
- **Condell:** serves individuals with monthly income between Ch$200,000 and Ch$600,000.

Additionally, Retail Banking serves **medium and small companies** with annual revenues of up to US$8.

Since the fourth quarter of 2021, the Bank has begun to work on changes to its segmentation model, to evolve from a model that focuses on size and sector, to one that includes and understands variables of customer behavior, allowing it to increase its customer satisfaction by focusing efforts on new customer needs (see Annual Report 2022 available in https://s2.q4cdn.com/476556808/files/doc_financials/2022/ar/ITCB-Memoria-Integrada-Annual-2022.pdf)

Itaú 58

59 Itaú Management Discussion & Analysis Our Value Proposition Additional Information This unit aims to manage the market and liquidity risks of the Bank, as well as to optimize the funding structure and allocation of transfer prices applied to the products managed by the Bank. This unit comprises four areas in charge of developing these objectives: • Distribution Desk, in charge of the distribution of the Bank's financial products to its customers through specialized equipment and chan-nels. • Liquidity, responsible for guaranteeing the liquidity of the Bank that allows it to efficiently fulfill its obligations according to internal and external policies and guidelines. • Trading and Market Making, manages the Bank's market risks and provides competitive pricing so the Distribution Desk can distribute treasury products in the various commercial segments. • Asset and Liability Management (ALM), responsible for managing the market risks of the Bank's balance sheet and executing the institu-tion’s banking book strategy. The Bank's segmentation model is consolidated through subsidiaries, through which more comprehensive financial solutions are delivered. These subsidiaries are made up of:  Itaú Corredores de Bolsa Limitada.  Itaú Asesorías Financieras Limitada.  Itaú Corredores de Seguros S.A.  Recaudaciones y Cobranzas Limitada.  Itaú Administradora General de Fondos S.A. Within the framework of this segmentation model, Itaú structures its offering of products and services covering: Treasury Companies • Commercial current accounts • Commercial credit card • Financing (credits, foreign trade, factoring and leasing) • Cash management • Corporate finance • Derivatives • Investment Banking • Insurances Details in Itaú para tu empresa Individuals • Retail current account • Line of credit • Credit cards • Credits (consumer, student portfolio, among others) • Mortgage credit • Investments • Insurances Details in Itaú para ti

60 Itaú Management Discussion & Analysis Main Stakeholders Itaú's activity focuses on the implementation of a transformation plan based on five pillars: “disruption”, “customer centricity”, “simple and digital ”, “innovative organization and culture ” and “sustainable results”. Under this framework, decision-making process takes into account social impact and shared values, which is why the Bank actively connects with its stakeholders, strengthening relationships of trust that safeguard its customers, collaborators and therefore the Bank itself. Additional Information Stakeholders Customers, defined as individuals or companies of all sizes that use the Bank’s services. Communication and relationship with this interest group is developed through the following channels: physical and digital branches, website, app, social networks, mailing, contact center, NPS surveys, among others. Employees, includes the employees of the Bank and its subsidiaries. Communication and relations with this group are maintained through the Bank's intranet, internal newsletters, information screens, climate surveys, meetings of team leaders and feedback, among others. The segmentation model, the value proposition and the strong link with stakeholders serve as a basis for the realization of the strategic ob-jectives defined by the Bank, goals that in quantitative terms and in particular for the year 2023, refer to a growth of loans, with credit risk and Non-interest Expenses with controlled growth, objectives that were periodically monitored and analyzed in this quarterly disclosure (page 19 of this report). Suppliers, with which constant communication is maintained via email, supplier portal, surveys, press releases, among others. Shareholders/Investors, group of stakeholders with whom the Bank communicates by means of: email, shareholders' meetings, notices to the market, the Bank's investor relations website, Quarterly Releases, among others. Regulatory authorities, including financial industry and other regulatory entities with which the Bank holds compliance obligations. The Bank maintains communications with regulatory entities via Memos, Regulator email address, Securities and Exchange Commis-sion (SEC) filings, among others. Society in general, includes the media and citizens in general (customers and non-customers).

Management Discussion & Analysis | Additional Information
Itaú

Risk management

At Itaú **we are all risk managers**

Financial activities entail exposure to financial, credit, operational, legal and compliance risks, among others; for this reason Itaú has adopted an integrated risk management model, which starts with strengthening the transversal position of the collaborators as risk managers and is enhanced with the activity of Corporate Risk Department, which reports to the Chief Executive Officer and is responsible for carrying out this integral management, so that this becomes a competitive advantage for the Bank.

In this aspect, three lines of defense of the Risk Management Model are defined:

1. 1st Line of Defense: **Business and Support Areas,** responsible for identifying, measuring, assessing and managing the operational risks that can impact the ability to meet strategic and operational objectives.
2. 2nd Line of Defense: **Compliance and Operational Risk Departments,** responsible for assisting the Business and Support areas in managing operational risks and ensuring processes are in compliance with current regulations (internal and external).
3. 3rd Line of Defense: **Internal Audit,** responsible for regularly and independently evaluating the adequacy of risk management processes and procedures in accordance with Internal Audit Policy and reporting results to the Audit Committee.

Among the challenges arising from the COVID-19 pandemic, the adaptation to remote work, the definitions of financial portability and, in general, the focus on the digital transformation applied by the Bank, has meant working on the strengthening of the Bank's risk management culture, with an emphasis on internal and external cybersecurity evidenced by various cybersecurity initiatives (such as training, communications, promoting good internal practices and customer engagement, among others). In 2022, the management of these risks will continue to be a priority in the Bank's activity.

From the perspective of socio-environmental risks, understanding that climate change can have consequences at physical and systemic levels, which affect the financial system and societies as a whole, in 2019 the Bank signed, together with others actors in the national banking system, the **Green Agreement** promoted by the Chilean Finance Ministry's Green Finance Board, whose objective is to support the commitments that Chile has made in climate matters. During the year 2020, the work focused on the definition of a Roadmap that will define the implementation of the **Green Agreement** that implies, in turn, the development of a Methodological Guide that allows the banking sector to manage the risks and opportunities in this context.

Along similar lines, Itaú had a Socio-Environmental Risk Policy since 2018, which defines the guidelines for the evaluation of financing granted by the Bank, from the perspective of social and environmental impacts, a policy applied by the socio-environmental risk area, which performs an analysis of the information provided by clients to classify them according to their exposure to environmental risks, social and reputational. These bodies regulate and oversee compliance with current environmental, business-specific, labor, hygiene and safety regulations. The area searches the press for articles related to socio-environmental and reputation risk. It visits the customer's webpage to analyze the social and environmental commitments undertaken. Based on the information gathered, the socio-environmental risk area drafts a report and assesses the customer on the basis of socio-environmental and reputation risk exposure (see Annual Integrated Report 2022 available at https://s2.q4cdn.com/476556808/files/doc_financials/2022/ar/ITCB-Memoria-Integrada-Annual-2022.pdf).

For more details of the risk management carried out and description of the same see chapter 8.5 of the Integrated Annual Report 2022 available in https://s2.q4cdn.com/476556808/files/doc_financials/2022/ar/ITCB-Memoria-Integrada-Annual-2022.pdf.

Itaú
61

62 Itaú Management Discussion & Analysis

(This page was intentionally left blank)

Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, in-cluding estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú’s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully inte-grating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú or its controlling shareholders expect; (4) the business of Itaú may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú; and (6) Itaú may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú’s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predic-tions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More infor-mation on potential factors that could affect Itaú’ s financial results is included from time to time in the “Risk Factors” section of Itaú’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CEO. Itaú Santiago. Chile Phone: (562) 2686-0558 IR@itau.cl Rodrigo Couto CFO. Itaú Santiago. Chile Phone: (562) 2834-6067 IR@itau.cl CAUTION REGARDING FORWARD-LOOKING STATEMENTS